SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM U5S

ANNUAL REPORT

For the Fiscal Year Ended March 31, 2004

Filed pursuant to the Public Utility Holding Company Act of 1935 by

Scottish Power plc

1 Atlantic Quay

Glasgow G2 8SP

Scotland UK

Scottish Power plc

FORM U5S

2004

ITEMS

ITEM 1.	SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF March 31, 2004.

Name of Company		Percentage of Voting Power (100% unless otherwise noted)	Type of Business/ Description of Business	Number of Common Shares Owned	Issuer Book Value $ 000s	Owner’s Book Value $ 000s
Scottish Power Finance (Jersey) Limited	10 Founder Shares		FE	10	#	#
Scottish Power plc			HC
SP Finance * (FN 1)	Ordinary £0.01 Shares Unsecured Int. Debt BR + 1% No Arrears		FE	10,025	#	# 1,206,788
SP Finance 2 Limited * (FN 2)	Ordinary £1 Shares		FE	10,750	20	1,378,518
PacifiCorp UK Limited * (FN 3)	A-F Nonvoting Shares		FE	1,250,000	163,865	2,376,250
	Voting Share			1	#	#
ScottishPower Overseas Holdings Limited	Ordinary £1 Shares Unsecured Int. Debt BR + 1% No Arrears		FE	100	#	13,579 19,687
PacifiCorp Energy Canada Ltd.	Class A Voting Shares		Gas Storage	17,000	37,205	13,579
SP Finance 4 Limited * (FN 4)	Ordinary £1 Shares		FE	10,000	18	18
SP Finance 5 Limited * (FN 5)	Ordinary £1 Shares		FE	10,000	18	18
Venus 5 Limited * (FN 6)	Ordinary £1 Shares		FE	10,000	18	18
Scottish Power UK Holdings Limited (FN 7)	Ordinary Shares £0.5 Unsecured Int. Debt BR + 1% No Arrears		FUCO	1,183,983,102	1,088,081	1,094,897 85,358

Name of Company		Percentage of Voting Power (100% unless otherwise noted)		Type of Business/ Description of Business	Number of Common Shares Owned	Issuer Book Value $ 000s		Owner’s Book Value $ 000s
ScottishPower Energy Management (Agency) Limited	Ordinary £1 Shares			FRB	4,000,001	7,352		7,352
ScottishPower Energy Management Limited	Ordinary £1 Shares			FRB	50,000,000	91,900		91,900
Holford Gas Storage Ltd	Ordinary £1 Shares			Gas Storage	1	#		#
Scottish Power UK plc (SPUK)	Ordinary Shares £0.5 Unsecured Ex. Debt – AIR 6.8% No Arrears			FUCO	1,183,983,102	1,088,081		1,088,285 3,438,000
Aspen 1 Limited *	Ordinary £1 Shares			FRB	1	#		#
Caledonian Gas Limited *	Ordinary £1 Shares			FRB	250,000	460		460
ScottishPower Group Money Purchase Pension Scheme Limited	Ordinary £1 Shares			FRB	100	N/A		N/A
ScottishPower Inc. *	Common Stock			FRB	100	#		#
Manweb Limited *	Ordinary £1 Shares			FRB	1	#		#
RoboScot (38) Limited *	B Ordinary £1 Shares	50		FRB	7,999,999	14,704		9,925
	C Ordinary £1 Shares	#	#	##	1	#	#	#	#
SaBRe Water Limited *	Ordinary £1 Shares			FRB	2	#		#

Name of Company		Percentage of Voting Power (100% unless otherwise noted)	Type of Business/ Description of Business	Number of Common Shares Owned	Issuer Book Value $ 000s	Owner’s Book Value $ 000s
Scottish Power Trustees Limited *	Ordinary £1 Shares		FRB	2	#	#
Scottish Utility Services Limited *	Ordinary £1 Shares		FRB	2	#	#
Camjar plc *	Ordinary £1 Shares		FRB	284,060	522	9,414
Spotlight Trading Limited *	Ordinary £1 Shares		FRB	2	#	#
Telephone Information Services plc *	Ordinary £1 Shares		FRB	350,000	643	#
ScottishPower Energy Retail Limited	Ordinary £1 Shares		FRB	55,407,000	101,838	728,374
Gemserv Ltd	Ordinary £1 Shares	13.38	FE	30,803	33	57
Manweb Energy Consultants Limited *	Ordinary £1 Shares		FRB	75,000	138	138
N.E.S.T.MAKERS Limited	Ordinary £1 Shares	50	FRB	22,500	42	42
ScottishPower Generation Limited	Ordinary £1 Shares Unsecured Int. Debt BR + 1% No Arrears		FRB	130,700,000	240,227	240,227 784,077
Beaufort Energy Limited	Ordinary £1 Shares		FRB	2	#	#
CRE Energy Limited	Ordinary £1 Shares		FRB	2	#	#
Wind Resources Limited	B Ordinary £1 Shares	45	FRB	1,738,419	3,195	3,195
Carland Cross Limited	Ordinary £1 Shares		FRB	1,433,155	2,634	2,634

Name of Company		Percentage of Voting Power (100% unless otherwise noted)	Type of Business/ Description of Business	Number of Common Shares Owned	Issuer Book Value $ 000s	Owner’s Book Value $ 000s

Coal Clough Limited	Ordinary £1 Shares		FRB	2,420,002	4,448	4,448

CeltPower Limited	B Ordinary £1 Shares	50	FRB	500	2	53

Emerald Power Generation Limited	Ordinary £1 Shares		FRB	1	#	26

Manweb Generation Holdings Limited	Ordinary £1 Shares		FRB	2,100,000	3,860	3,860

Manweb Generation (Winnington) Limited *	Ordinary £1 Shares		FRB	1	#	#

Winnington Combined Heat and Power Ltd.	Ordinary £1 Shares	33.33	FRB	1	#	#
Winnington Combined Heat and Power Developments Limited *	Ordinary £1 Shares	33.33	FRB	1	#	#
Winnington Combined Heat and Power Operations Limited *	Ordinary £1 Shares	33.33	FRB	1	#	#

Scotash Limited	B Ordinary £1 Shares	50	FRB	500	2	6,251

Shoreham Operations Company Limited	B Ordinary £1 Shares	50	FRB	1	#	#

SMW Limited	Ordinary £1 Shares		FRB	2	#	#

South Coast Power Limited	B Ordinary £1 Shares	50	FRB	1,900,001	3,492	3,492

Name of Company		Percentage of Voting Power (100% unless otherwise noted)	Type of Business/ Description of Business	Number of Common Shares Owned	Issuer Book Value $ 000s	Owner’s Book Value $ 000s

ScottishPower Share Scheme Trustees Limited	Ordinary £1 Shares		FRB	2	#	#

ScottishPower Sharesave Trustees Limited	Ordinary £1 Shares		FRB	2	#	#

Selectusonline Limited	A Ordinary £1 Shares	25	FRB	25	#	#

SP Dataserve Limited	Ordinary £1 Shares		FRB	17,608,000	32,364	32,364

SP Distribution Limited	Ordinary £1 Shares Unsecured Ex. Debt AIR 5.6% No Arrears Unsecured Int. Debt BR + 1% No Arrears		FRB	109,600,000	201,445	201,445 156,800 678,651

Scottish Electricity Settlements Limited	Ordinary £1 Shares	50	FRB	1	#	#

SP Gas Limited	Ordinary £1 Shares		FRB	2	#	#

SP Power Systems Limited	Ordinary £1 Shares Unsecured Int. Debt BR + 1% No Arrears		FRB .	11,247,000	20,672	20,672 17,478

Core Utility Solutions Limited	A Ordinary £1 Shares	50	FRB	1,000,000	1,838	1,838

SP Transmission Limited	Ordinary £1 Shares Unsecured Ex. Debt AIR 6.3% No Arrears Unsecured Int. Debt Base Rate + 1%		FRB	9,000,000	16,542	16,542 79,100 241,492

GBSO Limited * (FN 8)	Ordinary £1 Shares		FRB	1	#	#

Teledata (Holdings) Limited *	Ordinary £1 Shares Unsecured Int. Debt BR + 1% No Arrears		FRB	30,000	55	19,979 948

Name of Company		Percentage of Voting Power (100% unless otherwise noted)	Type of Business/ Description of Business	Number of Common Shares Owned	Issuer Book Value $ 000s	Owner’s Book Value $ 000s

Teledata (Outsourcing) Limited *	Ordinary £1 Shares		FRB	100	#	#

The CallCentre Service Limited *	Ordinary £.50 Shares		FRB	4,464,036	4,102	888

Teledata Scotland Limited *	Ordinary £1 Shares		FRB	2	#	#

The Information Service Limited *	Ordinary £1 Shares		FRB	4,073,100	7,486	2,832

Clubcall Telephone Services Limited *	Ordinary £1 Shares		FRB	2,067,702	3,801	3,490

Clubline Services Limited *	Ordinary £1 Shares		FRB	2	#	#

Telephone International Media Holdings Limited *	Ordinary £1 Shares		FRB	106,250	1,195	#

Copperteam Limited *	Ordinary £1 Shares		FRB	2	#	#

Telephone International Media Limited *	Ordinary £1 Shares		FRB	650,000	1,040	1,040

TIM Limited *	Ordinary £1 Shares		FRB	2	#	#

ScottishPower Investments Limited	Ordinary £1 Shares Unsecured Int. Debt BR + 1% No Arrears		FRB	100,000,000	183,800	183,800 1,352,141

Caledonian Communications Limited *	Ordinary £1 Shares Unsecured Int. Debt BR + 1% No Arrears		FRB	2	#	# 5,820

Name of Company		Percentage of Voting Power (100% unless otherwise noted)	Type of Business/ Description of Business	Number of Common Shares Owned	Issuer Book Value $ 000s	Owner’s Book Value $ 000s

Genscot Limited	Ordinary £1 Shares		FRB	100,00	184	184

Manweb Holdings Limited *	Ordinary £1 Shares		FRB	12,500,000	22,975	22,975

Manweb Contracting Services Limited *	Ordinary £1 Shares		FRB	1,000,000	1,838	1,838

Manweb Gas Limited *	Ordinary £1 Shares		FRB	150,000	276	276

Manweb Pensions Trustee Limited *	Ordinary £1 Shares		FRB	2	#	#

Mawlaw 526 Limited *	Ordinary £1 Shares		FRB	1	#	#

SSEB Limited *	Ordinary £1 Shares		FRB	2	#	#

ScotPower Limited *	Ordinary £1 Shares		FRB	2	#	#

Scotsgrid Limited *	Ordinary £1 Shares		FRB	2	#	#

ScottishPower Finance Limited *	Ordinary £1 Shares		FRB	2	#	#

Scotspower Limited *	Ordinary £1 Shares		FRB	2	#	#

ScottishPower Insurance Limited	Ordinary £1 Shares		FRB	9,750,000	17,921	26,651

ScottishPower Leasing Limited	Ordinary £1 Shares		FRB	2	#	#

ScottishPower Securities Limited *	Ordinary £1 Shares		FRB	2	#	#

Name of Company		Percentage of Voting Power (100% unless otherwise noted)	Type of Business/ Description of Business	Number of Common Shares Owned	Issuer Book Value $ 000s	Owner’s Book Value $ 000s
ScottishPower Telecommunications Limited *	Ordinary £1 Shares		FRB	15,000,000	27,570	27,570

Demon Internet Limited *	Ordinary £1 Shares		FRB	1,533,330	281	124,249

Cityscape Global Media Limited *	Ordinary £1 Shares		FRB	2	#	#

Cityscape Internet Services Limited *	Ordinary £1 Shares		FRB	1,000	2	#

Cityscape Limited *	Ordinary £1 Shares		FRB	2	#	#

Demon Limited *	Ordinary £1 Shares		FRB	2	#	#

Dispatch Publishing Limited *	Ordinary £1 Shares		FRB	100	#	162

Locomotive Software Group Limited *	Ordinary £1 Shares		FRB	200	#	#

Locomotive Software Developments Limited *	Ordinary £1 Shares		FRB	100	#	#

Turnpike 1996 Limited*	Ordinary £1 Shares		FRB	100	#	#

Turnpike Limited *	Ordinary £1 Shares		FRB	100	#	#

The IP Systems Operation Limited *	Ordinary £1 Shares		FRB	2	#	#

Lancastrian Holdings Limited *	Ordinary £1 Shares		FRB	220,022	404	10,881

Megafone (UK) Limited *	Ordinary £1 Shares		FRB	2	#	#

Name of Company		Percentage of Voting Power (100% unless otherwise noted)	Type of Business/ Description of Business	Number of Common Shares Owned	Issuer Book Value $ 000s	Owner’s Book Value $ 000s

Psychic Companions Limited *	Ordinary £1 Shares		FRB	2	#	#

SPPT Limited *	Ordinary £1 Shares		FRB	2	#	#

Watermark Games Limited *	Ordinary £0.01 Shares		FRB	3,024,249	55	5,679

SP Manweb plc	Ordinary £0.50 Shares Unsecured Ex Debt AIR 5.8% No Arrears		FUCO	108,458,370	99,673	1,018,252 79,100

Manweb Nominees Limited *	Ordinary £1 Shares		FRB	100	#	#

Manweb Services Limited *	Ordinary £1 Shares		FRB	75,000	138	138

Manweb Share Scheme Trustees Limited *	Ordinary £1 Shares		FRB	2	#	#

St Clements Services Ltd	Ordinary £1 Shares	13	FRB	5	#	#

Electralink Ltd	Ordinary £0.10 Shares	13	FRB	1336	1,838	1,838

Name of Company		Percentage of Voting Power (100% unless otherwise noted)	Type of Business	Number of Common Shares Owned	Issuer Book Value $ 000s	Owner’s Book Value $ 000s
ScottishPower NA 1 Limited	Ordinary £1 Shares Unsecured Int. Debt BR + 1% No Arrears		HC	158,499,452	291,321	480,734 15,858

Name of Company		Percentage of Voting Power (100% unless otherwise noted)	Type of Business	Number of Common Shares Owned	Issuer Book Value $ 000s	Owner’s Book Value $ 000s
ScottishPower NA 2 Limited	Ordinary £1 Shares Unsecured Int. Debt BR + 1% No Arrears		HC	1,426,495,072	2,621,898	4,326,619 142,729
PacifiCorp Holdings, Inc. (PHI)	Common		HC I	10,000	4,548,909	4,548,909
Pacific Klamath Energy, Inc.	Common		SPS	50	7,870	7,870
PacifiCorp (FN 9)	Common, No Par Secured Debt AIR 6.6 % No Arrears Unsecured Ex. Debt AIR 2.0 % No Arrears Pref (mult Series)		Public Utility	312,176,089 1,014,633	3,282,288	3,282,288 2,996,763 400,470 100,730
Centralia Mining Co.	Common, No Par		Coal Mining Business	100	1	1
Energy West Mining Company	Common, No Par		Coal Mining Business	100	1	1
Glenrock Coal Co.	Common, No Par		Coal Mining Business	100.001		.001
Interwest Mining Co.	Common, No Par		Coal Mining Business	100	1	1
Pacific Minerals, Inc.	Common, No Par		Coal Mining Business	500	53,029	53,029
Bridger Coal Co. (FN 10)	Joint Venture Interest	66.67	Coal Mining Business		N/A	N/A
PacifiCorp Environmental Remediation Co. (FN 11)	Common, No Par	89.90	Rain Forest Carbon	8,900	5,591	5,591
PacifiCorp Future Generations, Inc.	Common		SPS-Rain Forest Carbon	10	-4	-4
Canopy Botanicals, Inc. (Delaware) (77.85%) (FN 12)	Common	77.85	Rain Forest Carbon	25,102	-3	-3

Name of Company		Percentage of Voting Power (100% unless otherwise noted)	Type of Business	Number of Common Shares Owned	Issuer Book Value $ 000s	Owner’s Book Value $ 000s
Canopy Botanicals, S.R.L. (49%) (FN 13)	Member Interest	49	Rain Forest Carbon	N/A	N/A	N/A
PacifiCorp Investment Management, Inc.	Common, No Par		Non-utility Holding Company	100	0	0
PacifiCorp Group Holdings Co.	Common Unsecured Debt- $960,750.72 Int. Rate – 1.9725%		Non-utility Holding Company	100	328,984	328,984
New Energy Holdings I, Inc. *	Common, No Par		FRB	100	0	0
EnergyWorks Holdings I *	Common		FRB	2	0	0
New IndiaPower Company One *	Common		FRB	50	N/A	N/A
New IndiaPower Company Two *	Common		FRB	1	N/A	N/A
PacifiCorp Trans, Inc. *	Common		Corporate Aircraft Scheduling	100	111	111
PACE Group, Inc.	Common, No Par		SPS	100	1,684	1,684
Pacific Kinston Energy, Inc. *	Common		Power Management	10	0	0
PacifiCorp Development Company *	Common, No Par		SPS	10	0	0
PacifiCorp Generation International, BV	1,000 NLG		SPS	40	0	0
Pacific Bakun Energy BV	NLG		SPS		0	0
PacifiCorp Energy Services, Inc.	Common, No Par		SPS	10	0	0
PacifiCorp Energy Ventures, Inc.	Common, No Par		SPS	10	0	0
Nth Power Management, L.P. (FN 14)	Limited Partnership Interest	18.8	Energy-related	N/A	0	0

Name of Company		Percentage of Voting Power (100% unless otherwise noted)	Type of Business	Number of Common Shares Owned	Issuer Book Value $ 000s	Owner’s Book Value $ 000s
PacifiCorp Financial Services, Inc.	Common		SPS Non-utility Holding Company	179,005	59,199	59,199
Birmingham Syn Fuel I, Inc. *	Common		Synthetic Fuel Company	100	28,843	28,843
CS Holdings, Inc.*	Common, No Par		Leverage Leasing Activity	1,000	-6,076	-6,076
Koala FSC, Ltd. *	Common		Leverage Leasing Activity	1,200	-29,089	-29,089
Leblon Sales Corporation	Common, No Par		Leverage Leasing Activity	1,000	-39,096	-39,096
Pacific Development (Property), Inc.	Common, No Par		SPS	1	-3,325	-3,325
Pacific Harbor Capital, Inc.	Common		Leverage Leasing Activity	407	28,598	28,598
PFI International, Inc.*	Common		Leverage Leasing Activity	1,000	1	1
PHC Properties Corporation	Common		SPS	100	13	13
PCC Holdings, Inc.	Common Preferred		HC	1 0	-9,033	-9,033
Hillsborough Leasing Services, Inc. *	Common		SPS	1	0	0
PNF Holdings, Inc. *	Common, No Par		SPS	100	795	795
VCI Acquisition Co.*	Common Preferred		SPS	100 0	0	0

Name of Company		Percentage of Voting Power (100% unless otherwise noted)	Type of Business	Number of Common Shares Owned	Issuer Book Value $ 000s	Owner’s Book Value $ 000s
PacifiCorp International Group Holdings Company	Common, No Par		FRB	100	0	0
PacifiCorp Hazelwood Pty. Ltd. *	Member Interest		FRB	100	0	0
Hazelwood Australia, Inc. *	Common		FRB	100	0	0
Hazelwood Ventures, Inc. *	Common		FRB	100	0	0
Hazelwood Finance LP (12.55%) (FN 15) *	Limited Partnership Interest	12.55	FRB	N/A	0	0

Name of Company		Percentage of Voting Power (100% unless otherwise noted)	Type of Business	Number of Common Shares Owned	Issuer Book Value $ 000s	Owner’s Book Value $ 000s
PPM ENERGY, INC.	Common, No Par		Non-utility Holding Company	100	152,622	152,622
Phoenix Wind Power LLC	LLC Interest		EWG	N/A	165	165
Klamath Energy, LLC	LLC Interest		EWG	N/A	-952	-952
Klamath Generation, LLC	LLC Interest		SPS	N/A	-8.0	-8.0
West Valley Leasing Company LLC	LLC Interest		Non-utility Generation Company	N/A	19,965	19,965
Klondike Wind Power LLC	LLC Interest		EWG	N/A	637	637
Moraine Wind LLC	LLC Interest		EWG	N/A	1,112	1,112
Moraine Wind II LLC *	LLC Interest		SPS/FE	N/A	#	#
Heartland Wind LLC *	LLC Interest		SPS	N/A	#	#
Flying Cloud Power Partners, LLC (FN 16)	LLC Interest		EWG	N/A	844	844

Name of Company		Percentage of Voting Power (100% unless otherwise noted)	Type of Business	Number of Common Shares Owned	Issuer Book Value $ 000s	Owner’s Book Value $ 000s
Pacific Wind Development LLC	LLC Interest		SPS	N/A	-5.4	-5.4
Arlington Wind LLC (FN 17)	LLC Interest		SPS/FE	N/A	-30.4	-30.4
PPM Alta Mesa LLC (FN 18)	LLC Interest		EWG	N/A	#	#
Mountain View Power Partners III LLC	LLC Interest		EWG	N/A	91.4	91.4
Ivanhoe Wind Energy LLC *	LLC Interest		EWG	N/A	#	#
Trimont Wind I LLC *	LLC Interest		SPS	N/A	#	#
Mountain View Green LLC *	LLC Interest		EWG	N/A	#	#
PPM Colorado Wind Ventures Inc (FN 19)	LLC Interest		SPS	100	41.9	41.9
Colorado Wind Ventures LLC	LLC Interest	50	HC	N/A	41.9	41.9
Colorado Green Holdings LLC	LLC Interest		EWG	N/A	78.5	39.3
Enstor, Inc.	Common		Energy Related Holding Company	1,000	14,319.8	14,319.8
Katy Storage & Transportation, LP	Limited Partnership Interest	99	Gas Storage	N/A	14,087	13,946
Waha Storage & Transportation LP	Limited Partnership Interest	99	Gas Storage	N/A	#	#
City Gate LLC	LLC Interest		Gas Storage	N/A	-7.9	-7.9
Columbia Gas Storage LLC	LLC Interest		Gas Storage	N/A	-44.5	-44.5
Delta Gas Storage LLC	LLC Interest		Gas Storage	N/A	-2.8	-2.8
Enstor Louisiana LLC (FN 20)	LLC Interest		Gas Storage	N/A	#	#
Brentwood Gas Storage LLC	LLC Interest		Gas Storage	N/A	#	#
Enstor Operating Co., LLC (FN 21)	LLC Interest		Gas Storage	N/A	429	429
Katy Storage & Transportation, LP (FN 22)	Limited Partnership Interest	1	Gas Storage	N/A	14,087	141
Waha Storage & Transportation LP (23)	Limited Partnership Interest	1	Gas Storage	N/A	#	#

Footnotes

(FN 1)	Formed 11/12/02 – Incorporated in England – FE – inactive/dormant entity

(FN 2)	Formed 9/26/02 – Incorporated in Scotland - FE – inactive/dormant entity

(FN 3)	Formed 12/2/02 – Incorporated in England – FE – inactive/dormant entity

(FN 4)	Formed 9/24/02 – Renamed SP Finance 4 on 5/16/02 – Incorporated in Scotland – FE – inactive/dormant entity

(FN 5)	Formed 9/24/02 – Renamed SP Finance 5 on 5/16/02 – Incorporated in Scotland – FE – inactive/dormant entity

(FN 6)	Formed 9/24/02 – Incorporated in Scotland – FE – inactive/dormant entity

(FN 7)	Formed 6/18/02 – Incorporated in Scotland – FUCO – holds securities and assets of SPUK

(FN 8)	Formed 8/9/02) – Incorporated in Scotland – SPS/FRB – inactive/dormant entity

(FN 9)

 Inter company loans – PacifiCorp and certain affiliates currently participate in an intercompany loan agreement (“PacifiCorp Loan Agreement”) allowing PacifiCorp to loan up to $200 million and allowing these affiliates to loan unlimited amounts to PacifiCorp. The PacifiCorp Loan Agreement was approved by the Oregon Public Utility Commission. Loans made under the PacifiCorp Loan Agreement are payable on demand, are evidenced by notes and bear interest at PacifiCorp’s short term borrowing rate whether the loan is to or from PacifiCorp. PacifiCorp Group Holdings Company (“PGHC”) also participates in an intercompany borrowing agreement (“PGHC Loan Agreement,” and collectively, “Loan Agreements”) allowing up to $350 million in loans to be made among PGHC and its subsidiaries, and among PGHC and certain other subsidiaries of PacifiCorp, including PacifiCorp Environmental Remediation Company, PacifiCorp Minerals, Inc. and PacifiCorp Investment Management, Inc. Loans made under the PGHC Loan Agreement are payable on demand and if from PGHC, bear interest at a negotiated rate or at PGHC’s short-term borrowing rate if the borrower is PGHC. Descriptions of the terms and conditions of the Loan Agreements are incorporated by reference to Scottish Power Certificates of Notification under File No. 040- 00485.

(FN 10)	Pacific Minerals, Inc. (66.66%); Idaho Power (33.34%) (nonassociate)

(FN 11)	PacifiCorp (89.90%); CH2M Hill (10.10%) (nonassociate)

(FN 12)	PacifiCorp Future Generations, Inc. (77.85%); BP America, Inc. (22.15%) (nonassociate)

(FN 13)	Fundacion Amigos de la Naturaleza (51%) (nonassociate); Canopy Botanicals, Inc. (49%)

(FN 14)	Partnership – cash investment

(FN 15)	Partnership – cash investment – National Power (87.5%); PacifiCorp Hazelwood Pty Ltd. (12.5%)

(FN 16)	Acquired 3/31/03 – Oregon Corporation – Wind Facility/EWG.

(FN 17)	Formed 10/21/02 – Oregon LLC – SPS/FE shell to develop future Oregon wind projects

(FN 18)	Formed 4/18/03 – Oregon LLC – Limited Liability Company shell.

(FN 19)	Formed 9/22/02 – Oregon LLC – SPS/FE – Limited Liability Company operating on March 31 fiscal period.

(FN 20)	Formed 4/18/02 – Oregon LLC – SPS/FE shell to hold interest in Rule 58 gas storage facility

(FN 21)	Formed 9/19/02 – Oregon LLC – SPS/FE – operating Rule 58 gas storage facility operations and GP of Katy Storage and Transportation LP and Waha Storage and Transportation LP.

(FN 22)	Partnership – cash investment – acquired 12/02 – Texas LP – Rule 58 entity that holds gas storage assets – Enstor Inc 99%; Enstor Operating Company 1%.
(FN 23)	Partnership – cash investment – acquired 12/02 – Texa LP – Rule 58 entity that holds gas storage assets – Ensotr Inc 99%; Enstor Operating Company 1%

#	Less than $2,000.00

##	Ordinary C share carries no value in ScottishPower’s books or the issuer’s books.

£

*	Inactive/Dormant – An inactive or dormant company refers to a company that does not engage in trading or conduct or solicit business and has no material revenues or income. Inactive or dormant companies are often held until the resolution of contingent liabilities, to maintain certain rights or as a shell to be used in a future transaction.

(HC)	holding company

(FE)	finance entity

(FUCO)	foreign utility company

(EWG)	exempt wholesale generator

(FRB)	fuco-related business

(SPS)	special purpose subsidiary

(AIR)	weighted average interest rate

Status of PHI Nonutility Subsidiaries Existing as March 31, 2004.

Name of Company	Org.	State/Country	Status
Biodiversidad Sostenible	Business Arrangement	Bolivia	This business arrangement is still active, however, it is not a statutory subsidiary. The statutory subsidiary that owns this project is Canopy Botanicals, S.R.L.

Rio Bravo Carbon Sequestration Pilot Project	Business Arrangement	Belize	This business arrangement is still active, however, it is not a statutory subsidiary. The statutory subsidiary that owns this project is Canopy Botanicals, S.R.L.

Pacific Harbor Capital, Inc.	Corp.	DE	Manages passive leverage leasing portfolio and holds notes to misc. asset recovery

PacifiCorp Netherland Holdings BV	Corp.	Netherlands	See FN1

Ivanhoe Wind Energy LLC	Limited liability corporation	Oregon	Formed 12/16/03 as an LLC under PPM Energy Inc. This entity is dormant.

Mountain View Green LLC	Limited liability corporation	Oregon	Formed 11/20/03 as an LLC under PPM Energy Inc. This entity is dormant.

Mountain View Power Partners III LLC	Limited liability corporation	Delaware	Formed 11/8/00. Acquired by PPM Energy, Inc 7/31/03, operates active wind farm.

PPM Alta Mesa LLC	Limited liability corporation	Oregon	Formed 4/18/03 as an LLC under PPM Energy Inc – presently a shelf entity.

Trimont Wind LLC	Limited Liablity Corporation	Oregon	Formed 12/15/03 as an LLC under PPM Energy Inc. Project scheduled to start in 2005.

PPM Colorado Wind Ventures Inc	Corporation	Oregon	Formed 9/23/03 as a subsidiary of PPM Energy, Inc. Holds active interest in Colorado Wind Ventures LLC.

Colorado Wind Ventures LLC	Limited liability corporation	Delaware	Formed 9/23/03. PPM Colorado Ventures Inc. owns a 50% interest.

Colorado Green Holdings LLC	Limited liability corporation	Delaware	Formed 10/11/02; owned since 10/1/03 100% interests held by Colorado Wind Ventures LLC operates active wind farm.

Waha Storage and Transportation LP	Limited Partnership	Texas	Formed 2/26/04 as an LLC under Enstor, Inc and Enstor Operating Co. LLC. Both Enstor entities are subsidiaries of PPM Energy Inc

Scenic Vista Wind Power LLC	Limited Liability Company	Oregon	Sold on March 19, 2004 to FL Energy Stateline II, Inc

FN (1)	Entity incorrectly listed as system company in prior years. Research confirms that it does not exist.

ITEM 2.	ACQUISITION OR SALES OF UTILITY ASSETS.

None.

ITEM 3.	ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES.

Convertible Bonds issued on July 10, 2003 filed as Exhibit 4.13 on Form 20-F, SEC File No. 001-14676 (filed June 25, 2004). See also, Rule 24, International Release No. 1236, Matter No. 70-9669 (filed June 30, 2004)

ITEM 4.	ACQUISITION, REDEMPTION, OR RETIREMENT OF SYSTEM SECURITIES.

Numbers in Thousands

Fiscal Year 2004

Investment	Name of Acquiring/ Redeeming Company	No. of Shares	Consider. Principal Amount £ or $	% voting	Book Value £ - $	Author./ Exemption
PacifiCorp $7.48 No Par Serial Preferred Stock	PacifiCorp	60,000	$6,000,000	N/A	$6,000,000	Rule 42

ITEM 5.	INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES.

Category 1:

Name of Owner	Name of Issuer	Description of Securities	Number of Shares/ Principal Amount Owned	General Nature of Issuers Business	Book Value ($000s)	Percentage of Voting Power
PacifiCorp COLI policies managed by Beneficial Life for former UP&L retirees)	Beneficial Life	$95.3M cash surrender value	N/A	Insurance Company	95,528	N/A

Category 2:

Name of Owner	Name of Issuer	Description of Securities	Number of Shares/ Principal Amount Owned	General Nature of Issuers Business	Book Value ($000s)	Percentage of Voting Power
PacifiCorp Environmental Remediation Co (90% Ownership Interest)	Columbia Management Group	Columbia Short- Term Bond Fund	2,122,420.60	Financial Institution	25,724	Less than 1%

PacifiCorp (SERP) Trust)	State Street Bank and Trust Company	EAFE Equity Index Fund	12,118.43	Financial Institution	130	Less than 1%
PacifiCorp (SERP Trust)	State Street Bank and Trust Company	Equity 500 Index Fund	2,190.45	Financial Institution	282	Less than 1%
Bridger Coal Company Reclamation Trust (2/3)	State Street Bank and Trust Company	Various	Various	Financial Institution	87,409	Less than 1%
PacifiCorp	Fidelity/ Citibank	Money Market Funds	Cash Equivalent	Financial Institution	$31,581/ 8,067	Less than 1%
PacifiCorp Environmental Remediation Company	JP Morgan/ Chase	Money Market Funds	Cash Equivalent	Financial Institution	$5,931	Less than 1%
PacifiCorp Group Holdings Company	Fidelity/ Citibank	Money Market Funds	Cash Equivalent	Financial Institution	$64,176/ 64,964	Less than 1%

None of the affiliates are public utility companies or other nonsystem or system owners.

ITEM 6.	OFFICERS AND DIRECTORS.

PART I.

The following abbreviations are used for positions. Principal business addresses are listed.

Principal Business Address	N/A

Position	Code

Director	D
President	P
Chief Executive Officer	CEO
Chief Financial Officer	CFO
Chief Accounting Officer	CAO
Chief Information Officer	CIO
Chief Production Officer	CPO
Senior Executive Vice President	SEVP
Executive Vice President	EVP
Senior Vice President	SVP
Financial Vice President	FVP
Vice President	VP
Controller/Comptroller	C
Counsel	L
Secretary	S
Assistant Secretary	AS
Treasurer	T
Assistant Treasurer	AT
General Manager	GM
Managing Director	MD
Commissioner	M

Name and Principal Address	Title	Code
EXECUTIVE DIRECTORS – Scottish Power plc

Ian Russell 1 Atlantic Quay Glasgow G2 8SP	Chief Executive	CEO

Charles Berry 1 Atlantic Quay Glasgow G2 8SP	Executive Director	D

David Nish 1 Atlantic Quay Glasgow G2 8SP	Finance Director	CFO

Judi A. Johansen 825 NE Multnomah Suite 2000, Portland Oregon 97232	Executive Director	D

SIMON LOWTH 1 Atlantic Quay Glasgow G2 8SP	Director, Corporate Strategy & Development	D

NON-EXECUTIVE DIRECTORS – SCOTTISH POWER PLC

CHARLES MILLER SMITH 1 Atlantic Quay Glasgow G2 8SP	Chairman	D

EUAN BAIRD 1 Atlantic Quay Glasgow G2 8SP	Non-executive Director	D

MAIR BARNES 1 Atlantic Quay Glasgow G2 8SP	Non-executive Director	D

PHILIP CARROLL 1 Atlantic Quay Glasgow G2 8SP	Non-executive Director	D

SIR PETER GREGSON 1 Atlantic Quay Glasgow G2 8SP	Non-executive Director	D

NOLAN KARRAS 1 Atlantic Quay Glasgow G2 8SP	Non-executive Director	D

DONALD HOOD BRYDON 1 Atlantic Quay Glasgow G2 8SP	Non-executive Director	D

NICK ROSE 1 Atlantic Quay Glasgow G2 8SP	Non-executive Director	D

OFFICERS – SCOTTISH POWER PLC

DOMINIC FRY 1 Atlantic Quay Glasgow G2 8SP	Group Director, Corporate Communications	—

TERRY HUDGENS 1125 NW Couch St, Suite 700, Portland, Oregon, 97209	Chief Executive Officer – PPM Energy Inc.	CEO

RONNIE MERCER 1 Atlantic Quay Glasgow G2 8SP	Group Director, Infrastructure	—

ANDREW MITCHELL 1 Atlantic Quay Glasgow G2 8SP	Company Secretary	S

MICHAEL PITTMAN 1 Atlantic Quay Glasgow G2 8SP	Group Director, Human Resources	—

JAMES STANLEY 1 Atlantic Quay Glasgow G2 8SP	Group Director, Legal	L

Name and Principal Address	Title	Code

DIRECTORS – PACIFICORP

Ian Russell 1 Atlantic Quay Glasgow G2 8SP	Chairman of the Board	COB

Barry G. Cunningham 201 South Main Suite 2300 Salt Lake City UT 84111	Director	D

Andrew P. Haller 825 NE Multnomah Suite 2000 Portland OR 97232	Director	D

Judith A. Johansen 825 NE Multnomah Suite 2000 Portland OR 97232	Director	D

Nolan E. Karras 4695 South 1900 West #3 Roy UT 84067	Director	D

William B. Landels 201 South Main Suite 2300 Salt Lake City UT 84111	Director	D

Andrew N. MacRitchie 825 NE Multnomah Suite 2000 Portland OR 97232	Director	D

Richard D. Peach 825 NE Multnomah Suite 2000 Portland OR 97232	Director	D

Michael J. Pittman 825 NE Multnomah Suite 2000 Portland OR 97232	Director	D

A. Richard Walje 825 NE Multnomah Suite 2000 Portland OR 97232	Director	D

Matthew R. Wright 825 NE Multnomah Suite 2000 Portland OR 97232	Director	D

OFFICERS – PACIFICORP

Judith A. Johansen 825 NE Multnomah Suite 2000 Portland OR 97232	President and Chief Executive Officer	P CEO

William D. Landels 201 South Main Suite 2300 Salt Lake City UT 84111	Executive Vice President	EVP

Andrew N. MacRitchie 825 NE Multnomah Suite 2000 Portland OR 97232	Executive Vice President	EVP

Matthew R. Wright 825 NE Multnomah Suite 2000 Portland OR 97232	Executive Vice President	EVP

Barry G. Cunningham 201 South Main Suite 2300 Salt Lake City UT 84111	Senior Vice President	SVP

Donald N. Furman 825 NE Multnomah Suite 2000 Portland OR 97232	Senior Vice President	SVP

Andrew P. Haller 825 NE Multnomah Suite 2000 Portland OR 97232	Senior Vice President, General Counsel and Corporate Secretary	SVP L S

Robert A. Klein 1125 NW Couch Suite 700 Portland OR 97209	Senior Vice President	SVP

Michael J. Pittman 825 NE Multnomah Suite 2000 Portland OR 97232	Senior Vice President	SVP

A. Richard Walje 825 NE Multnomah Suite 2000 Portland OR 97232	Senior Vice President	SVP

Stan K. Watters 825 NE Multnomah Suite 2000 Portland OR 97232	Senior Vice President	SVP

Richard D. Peach 825 NE Multnomah Suite 2000 Portland OR 97232	Chief Financial Officer	CFO

Jeffrey K. Larsen 201 South Main Suite 2300 Salt Lake City UT 84111	Vice President	VP

Donald D. Larson 201 South Main Suite 2300 Salt Lake City UT 84111	Vice President	VP

Ernest E. Wessman 201 South Main Suite 2300 Salt Lake City UT 84111	Vice President	VP

Bruce N. Williams 825 NE Multnomah Suite 1900 Portland OR 97232	Treasurer	T

Jeffery B. Erb 825 NE Multnomah Suite 1800 Portland OR 97232	Assistant Secretary	AS

Michael G. Jenkins 201 South Main Suite 2200 Salt Lake City UT 84111	Assistant Secretary	AS

Larry O. Martin 825 NE Multnomah Suite 19000 Portland OR 97232	Assistant Secretary	AS

Alexander D. Tart 825 NE Multnomah Suite 19000 Portland OR 97232	Assistant Secretary	AS

ITEM 6 – OFFICERS AND DIRECTORS

Officers and directors of all Scottish Power systems companies as at 31 March 2004

Entity	Principal Address	Directors	Officers
Scottish Power plc	1 Atlantic Quay, Glasgow G2 8SP

Euan Baird – Non-Executive Director

Mair Barnes – Non-Executive Director

Charles A Berry – Executive Director

Donald H Brydon OBE – Non-Executive Director

Philip J Carroll jnr – Non-Executive Director

Sir Peter L Gregson – Non-Executive Director

Judith A Johansen – Executive Director

Nolan E Karras – Non-Executive Director

Charles Miller Smith - Chairman

David T Nish – Finance Director

Nicholas C Rose – Non-Executive Director

Ian M Russell – Chief Executive

Dominic Fry – Group Director, Corporate Communications

Simon J Lowth – Director, Corporate Strategy & Development

Terry Hudgens – CEO, PPM

Ronnie E Mercer – Group Director, Infrastructure

Andrew R Mitchell – Company Secretary

Mike Pittman – Group Director, Human Resources

R James Stanley – Group Director, Commercial & Legal

SP Finance	1 Atlantic Quay, Glasgow G2 8SP	Adrian J Coats - Director David T Nish - Director Ian M Russell - Director	Andrew R Mitchell – Company Secretary

Entity	Principal Address	Directors	Officers
SP Finance 2 Limited	1 Atlantic Quay, Glasgow, G2 8SP	David T Nish - Director R James Stanley - Director	Andrew R Mitchell – Company Secretary

PacifiCorp UK Limited	1 Atlantic Quay, Glasgow, G2 8SP	David T Nish - Director R James Stanley - Director	Andrew R Mitchell – Company Secretary

ScottishPower Overseas Holdings Limited	1 Atlantic Quay, Glasgow, G2 8SP	David T Nish - Director R James Stanley - Director	Donald J McPherson – Company Secretary

PacifiCorp Energy Canada Limited	1900, 736-6 Avenue SW, Calgary Alberta T2P 3T7	Craig D Johnstone - Director Matthew K Morrow - Director	Andrew P Haller – Company Secretary

SP Finance 4 Limited	1 Atlantic Quay, Glasgow, G2 8SP	David T Nish - Director R James Stanley - Director	Andrew R Mitchell – Company Secretary

SP Finance 5 Limited	1 Atlantic Quay, Glasgow, G2 8SP	David T Nish – Director R James Stanley - Director	Andrew R Mitchell – Company Secretary

Venus 5 Limited	1 Atlantic Quay, Glasgow, G2 8SP	David T Nish - Director R James Stanley - Director

Entity	Principal Address	Directors	Officers
Scottish Power UK Holdings Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director Ronnie E Mercer - Director David T Nish - Director Ian M Russell - Director R James Stanley - Director	Andrew R Mitchell – Company Secretary

ScottishPower Energy Management (Agency) Limited	1 Atlantic Quay, Glasgow, G2 8SP	Robert A Benns - Director John A Campbell - Director Susan M Reilly - Director	Donald J McPherson – Company Secretary

ScottishPower Energy Management Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director John A Campbell - Director Susan M Reilly - Director	Donald J McPherson – Company Secretary

Holford Gas Storage Limited		Charles A Berry - Director John A Campbell - Director Susan M Reilly - Director	Donald J McPherson – Company Secretary

Scottish Power UK plc	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director Ronnie E Mercer - Director David T Nish – Director Ian M Russell - Director R James Stanley - Director	Andrew R Mitchell – Company Secretary

Aspen 1 Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director	Donald J McPherson – Company Secretary

Entity	Principal Address	Directors	Officers
Caledonian Gas Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director	Donald McPherson – Company Secretary

ScottishPower Group Money Purchase Pension Scheme Limited	1 Atlantic Quay, Glasgow, G2 8SP	Stuart Derwent - Director Stephen W Dunn - Director Andrew R Mitchell - Director	Paul Mulhern – Company Secretary

ScottishPower Inc	1 Atlantic Quay, Glasgow, G2 8SP	Ian M Russell - Director

Manweb Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director	Donald J McPherson – Company Secretary

Roboscot (38) Limited	1 Atlantic Quay, Glasgow, G2 8SP	Christopher Morson - Director R James Stanley - Director Finlay F Williamson - Director	Shirley M MacGillivray – Company Secretary

SaBRe Water Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director	Donald J McPherson – Company Secretary

Scottish Power Trustees Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director J Stewart Wood - Director	Andrew R Mitchell – Company Secretary

Scottish Utility Services Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director	Donald J McPherson – Company Secretary

Camjar plc	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Entity	Principal Address	Directors	Officers
Spotlight Trading Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Telephone Information Services plc	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

ScottishPower Energy Retail Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director D William MacDiarmid - Director David L Wark - Director	Donald J McPherson – Company Secretary

Manweb Energy Consultants Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director D William MacDiarmid - Director	Donald J McPherson – Company Secretary

N.E.S.T.MAKERS Limited	1 Atlantic Quay, Glasgow, G2 8SP	John W Clough - Director Jack Harrison Director Raymond Jack - Director Joseph A Johnson - Director Donald W MacDiarmid - Director David L Wark - Director	David G Linton – Company Secretary

ScottishPower Generation Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director Alan A Bryce - Director David N Morrison - Director	Donald J McPherson – Company Secretary

Beaufort Energy Limited	1 Atlantic Quay, Glasgow, G2 8SP	Alan A Bryce - Director Susan M Reilly - Director	Donald J McPherson – Company Secretary

Entity	Principal Address	Directors	Officers
CRE Energy Limited	1 Atlantic Quay, Glasgow, G2 8SP	Alan A Bryce - Director Susan M Reilly - Director	Donald J McPherson – Company Secretary

Wind Resources Limited	1 Atlantic Quay, Glasgow, G2 8SP	Samuel R Anderson - Director David N Morrison - Director	Sally A Jones – Company Secretary

Carland Cross Limited	1 Atlantic Quay, Glasgow, G2 8SP	Samuel R Anderson - Director David N Morrison - Director	Sally A Jones – Company Secretary

Celtpower Limited	1 Atlantic Quay, Glasgow, G2 8SP	Alan A Bryce - Director Adrian J Coats - Director John Heasley - Director John A Matthew - Director Minuro Saito - Director Motoyasu Sakamoto - Director	Grace A Buckley – Company Secretary

Emerald Power Generation Limited	1 Atlantic Quay, Glasgow, G2 8SP	Alan A Bryce - Director David N Morrison - Director	Donald J McPherson – Company Secretary

Manweb Generation Holdings Limited	1 Atlantic Quay, Glasgow, G2 8SP	Dylan Hughes - Director Susan M Reilly - Director	Donald J McPherson – Company Secretary

Manweb Generation (Winnington) Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director	Donald J McPherson – Company Secretary

Entity	Principal Address	Directors	Officers
Winnington Combined Heat & Power Limited	1 Atlantic Quay, Glasgow, G2 8SP	Stephen G Bentley - Director Dylan Hughes - Director Valerie L Kohler - Director	Donald J McPherson – Company Secretary

Winnington Combined Heat & Power Developments Limited	1 Atlantic Quay, Glasgow, G2 8SP	Stephen G Bentley - Director Dylan Hughes - Director Valerie L Kohler - Director	Donald J McPherson – Company Secretary

Winnington Combined Heat & Power Operations Limited	1 Atlantic Quay, Glasgow, G2 8SP	Stephen G Bentley - Director Dylan Hughes - Director Valerie L Kohler - Director	Donald J McPherson – Company Secretary

Scotash Limited	1 Atlantic Quay, Glasgow, G2 8SP	Christian M Blanc - Director Nigel L Cooke - Director Ronald G Hunter - Director	LaFarge Secretaries (UK) Limited – Company Secretary

Shoreham Operations Company Limited	1 Atlantic Quay, Glasgow, G2 8SP	Ronald A Erd - Director Hugh O Finlay - Director David N Morrison - Director Stuart Staley - Director Surinder S Toor - Director	Charles D MacKendrick – Company Secretary

SMW Limited	1 Atlantic Quay, Glasgow, G2 8SP	Alan A Bryce - Director David N Morrison - Director R James Stanley - Director	Donald J McPherson – Company Secretary

Entity	Principal Address	Directors	Officers
South Coast Power Limited	1 Atlantic Quay, Glasgow, G2 8SP	John A Campbell - Director Ronald A Erd - Director David N Morrison - Director Stuart Staley - Director Surinder S Toor - Director	Charles D MacKendrick – Company Secretary

ScottishPower Share Scheme Trustees Limited	1 Atlantic Quay, Glasgow, G2 8SP	Alan A Bryce - Director Sheelagh J Duffield - Director Robin D Fulton - Director Edwin D Howells - Director Norman McNeil - Director David Simpson - Director J Stewart Wood - Director	Alan W McCulloch – Company Secretary

ScottishPower Sharesave Trustees Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew J Blain - Director Adrian J Coats - Director C Stuart MacDonald - Director Alan W McCulloch - Director Norman McNeil - Director David Simpson - Director	Alan W McCulloch – Company Secretary

Entity	Principal Address	Directors	Officers
Selectusonline Limited	1 Atlantic Quay, Glasgow, G2 8SP

Douglas Bridson - Director

Kieran Brocklebank - Director

Keith Budinger - Director

Phillip E Connor - Director

Ian J McLeod - Director

Padraig McManus - Director

Carol A Morgan - Director

Marie Sinott - Director

UU (C.S.) Limited – Company Secretary

SP Dataserve Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director D William MacDiarmid - Director David L Wark - Director	Donald J McPherson – Company Secretary

SP Distribution Limited	1 Atlantic Quay, Glasgow, G2 8SP	Robert F MacLaren - Director Ronnie E Mercer - Director James F Wilson - Director	Alan McCulloch – Company Secretary

Scottish Electricity Settlements Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director Alan A Bryce - Director David Sigsworth - Director	Ian M Manson – Company Secretary

SP Gas Limited	1 Atlantic Quay, Glasgow, G2 8SP	Ronnie E Mercer - Director David Rutherford - Director Stephen A Wood - Director	Alan McCulloch – Company Secretary

Entity	Principal Address	Directors	Officers
SP Power Systems Limited	1 Atlantic Quay, Glasgow, G2 8SP	David J Hill - Director Ronnie E Mercer - Director David Rutherford - Director	Alan W McCulloch – Company Secretary

Core Utility Solutions Limited	1 Atlantic Quay, Glasgow, G2 8SP	Neil P Armstrong - Director Peter V Carolan - Director Neil D Cocker - Director William G McClymont - Director Dr. Eric J Murray - Director Alan R Thompson - Director Stephen A Wood - Director	Alan W McCulloch – Company Secretary

SP Transmission Limited	1 Atlantic Quay, Glasgow, G2 8SP	Robert F MacLaren - Director Ronnie E Mercer - Director James F Wilson - Director	Andrew R Mitchell – Company Secretary

GBSO Limited	1 Atlantic Quay, Glasgow, G2 8SP	Leslie H Burns - Director Robert F MacLaren - Director William D Wright - Director	Alan W McCulloch – Company Secretary

Teledata (Holdings) Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Teledata (Outsourcing) Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Entity	Principal Address	Directors	Officers
The CallCentre Service Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Teledata Scotland Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

The Information Service Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Clubcall Telephone Services Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Clubline Services Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Telephone International Media Holdings Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Copperteam Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Telephone International Media Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Entity	Principal Address	Directors	Officers
TIM Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

ScottishPower Investments Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director Ian M Russell - Director	Andrew R Mitchell – Company Secretary

Caledonian Communications Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director	Donald J McPherson – Company Secretary

Genscot Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director Ian M Russell - Director	Andrew R Mitchell – Company Secretary

Manweb Holdings Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director Ian M Russell - Director	Andrew R Mitchell – Company Secretary

Manweb Contracting Services Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director	Donald J McPherson – Company Secretary

Manweb Gas Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director	Donald J McPherson – Company Secretary

Manweb Pensions Trustee Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director	Paul Mulhern – Company Secretary

Entity	Principal Address	Directors	Officers
Mawlaw 526 Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director	Donald J McPherson – Company Secretary

SSEB Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director	Donald J McPherson – Company Secretary

ScotPower Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director	Donald J McPherson – Company Secretary

Scotsgrid Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director	Donald J McPherson – Company Secretary

ScottishPower Finance Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director	Donald J McPherson – Company Secretary

Scotspower Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director	Donald J McPherson – Company Secretary

ScottishPower Insurance Limited	1 Atlantic Quay, Glasgow, G2 8SP	Claire M Christian - Director Adrian J Coats - Director John D Evans - Director Stephen Henderson - Director David T Nish - Director Michael Sheehan - Director	Sedgwick Management Services (IOM) Limited – Company Secretary

ScottishPower Leasing Limited	1 Atlantic Quay, Glasgow, G2 8SP	Adrian J Coats - Director Ian M Russell - Director	Andrew R Mitchell – Director

Entity	Principal Address	Directors	Officers
ScottishPower Securities Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director	Donald J McPherson – Company Secretary

ScottishPower Telecommunications Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Demon Internet Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Cityscape Global Media Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Cityscape Internet Services Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Cityscape Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Demon Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Dispatch Publishing Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Locomotive Software Group Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Entity	Principal Address	Directors	Officers
Locomotive Software Developments Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Turnpike 1996 Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Turnpike Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

The IP Systems Operation Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Lancastrian Holdings Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Megafone (UK) Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Psychic Companions Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

SPPT Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Watermark Games Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Entity	Principal Address	Directors	Officers
SP Manweb plc	1 Atlantic Quay, Glasgow, G2 8SP	Robert F MacLaren - Director Ronnie E Mercer - Director James G Wilson - Director	Alan McCulloch – Company Secretary

Manweb Nominees Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director	Andrew R Mitchell – Company Secretary

Manweb Services Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director	Donald J McPherson – Company Secretary

Manweb Share Scheme Trustees Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director	Alan W McCulloch – Company Secretary

ScottishPower NA1 Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director Ian M Russell - Director R James Stanley - Director	Andrew R Mitchell – Company Secretary

ScottishPower NA2 Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director Ian M Russell - Director R James Stanley - Director	Andrew R Mitchell – Company Secretary

Entity	Principal Address	Directors	Officers
St Clements Services Ltd	4-6 Church Walk Daventry Northamptonshire NN11 4BL

Robin D Edmunds - Director

James Anderson - Director

Katherine M Bergin - Director

Peter R Brown - Director

John G Hayling - Director

Harish Mistry - Director

Graham R Overden - Director

John M Squire - Director

Susan Stein – Company Secretary

Electralink Ltd	40 Grosvenor Place Victoria London SW1X 7EN	Michael J Boxall - Director Kevin D Lee - Director John Winkle - Director Anthony Clive Woods - Director Susan E Burrows - Director Gareth D Pearson - Director	Robert I Higson – Company Secretary

Scottish Power Finance (Jersey) Ltd	22 Grenville Street, St Helier Jersey JE4 8PX	Adrian J M Coats - Director David T Nish - Director	Mourant & Co Secretaries Ltd – Company Secretary

Coal Clough Ltd	Avonbank, Feeder road Bristol BS2 0TB	Samuel R J Anderson - Director David N Morrison - Director	Sally A Jones – Company Secretary

Gemserv Ltd	7th Floor Centurion House 24 Monument Street, London EC3R 6AJ	Paul B P Tonkinson - Director Nigel G Bromley - Director Geoff Huckerby - Director John N Sykes - Director	Anzo G Frances – Company Secretary

PacifiCorp and Subsidiary companies

— Officers and Directors as of

March 31, 2004

Entity	Principal Address	Directors	Officers

PacifiCorp Holdings, Inc.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Andrew P. Haller Ian M. Russell David T. Nish James R. Stanley

Ian M. Russell (President)

David T. Nish (Chief Financial Officer)

James R. Stanley (General Counsel)

Andrew P. Haller (Assistant General Counsel)

James R. Stanley (Senior Vice President)

Andrew P. Haller (Senior Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Pacific Klamath Energy, Inc.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Andrew P. Haller Terry F. Hudgens

Terry F. Hudgens (President)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Peter C. vanAlderwerelt (Vice President)

Allan E. Query (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

PacifiCorp	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Judith A. Johansen Andrew N. MacRitchie Michael J. Pittman A. Richard Walje Matthew R. Wright Barry G. Cunningham Ian M. Russell Nolan E. Karras William B. Landels

Judith A. Johansen (President)

Judith A. Johansen (Chief Executive Officer)

Richard D. Peach (Chief Financial Officer)

Andrew P. Haller (General Counsel)

Andrew N. MacRitchie (Executive Vice President)

William B. Landels (Executive Vice President)

Matthew R. Wright (Executive Vice President)

Michael J. Pittman (Senior Vice President)

A. Richard Walje (Senior Vice President)

Barry G. Cunningham (Senior Vice President)

Robert A. Klein (Senior Vice President)

Donald N. Furman (Senior Vice President)

Andrew P. Haller (Senior Vice President)

Donald (Doug) D. Larson (Vice President)

Jeffrey K. Larsen (Vice President)

Ernest E. Wessman (Vice President)

Stan K. Watters (Vice President)

Andrew P. Haller (Secretary)

Jeffery B. Erb (Assistant Secretary)

Larry O. Martin (Assistant Secretary)

Michael G. Jenkins (Assistant Secretary)

Alexander D. Tait (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Centralia Mining Company	201 South Main Suite 2100 Salt Lake City, Utah 84111	Dee W. Jense Robert P. King

Dee W. Jense (President)

Robert P. King (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Energy West Mining Company	201 South Main Suite 2100 Salt Lake City, Utah 84111	Dee W. Jense Robert P. King

Dee W. Jense (President)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Robert P. King (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Glenrock Coal Company	201 South Main Suite 2100 Salt Lake City, Utah 84111	Dee W. Jense Robert P. King

Dee W. Jense (President)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Robert P. King (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Interwest Mining Company	201 South Main Suite 2100 Salt Lake City, Utah 84111	Dee W. Jense Robert P. King

Dee W. Jense (President)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Robert P. King (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Pacific Minerals, Inc.	201 South Main Suite 2100 Salt Lake City, Utah 84111	Dee W. Jense Robert P. King	Dee W. Jense (President) Robert P. King (Vice President) Andrew P. Haller (Secretary) Larry O. Martin (Assistant Secretary) Bruce N. Williams (Treasurer) Tanya S. Sacks (Assistant Treasurer)

Bridger Coal Company	201 South Main Suite 2100 Salt Lake City, Utah 84111

PacifiCorp Environmental Remediation Company	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Ernest E. Wessman Susan P. Berndt Ron L. Lowder Alec Burden Randy C (CH2MHill) Pratt	Susan P. Berndt (President) Charles P. Allen (Vice President) Andrew P. Haller (Secretary) Bruce N. Williams (Treasurer)

PacifiCorp Future Generations, Inc.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Kevin Lynch

Kevin Lynch (President)

Andrew P. Haller (Secretary)

Jeremy D. Weinstein (Assistant Secretary)

William R. Edmonds (Assistant Secretary)

Larry O. Martin (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Canopy Botanicals, Inc.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Arden D. Ahnell Dale E. Heydlauff Jeremy D. Weinstein Mark Meader	Arden D. Ahnell (President) Dale E. Heydlauff (Executive Vice President) Mark Meader (General Manager) Jeremy D. Weinstein (Secretary)

Canopy Botanicals, SRL	La Paz La Paz, La Paz	ND	NO

PacifiCorp Investment Management Inc.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Bruce N. Williams

Bruce N. Williams (President)

Andrew P. Haller (Secretary)

William R. Edmonds (Assistant Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

PacifiCorp Group Holdings Company	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Andrew P. Haller Bruce N. Williams

Bruce N. Williams (President)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

New Energy Holdings I, Inc.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	ND	Bruce N. Williams (President) George C. Schreck (Vice President) Andrew P. Haller (Secretary) Larry O. Martin (Assistant Secretary) Bruce N. Williams (Treasurer) Tanya S. Sacks (Assistant Treasurer)

EnergyWorks Holdings I	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Bruce N. Williams

Bruce N. Williams (President)

Bruce N. Williams (Chief Executive Officer)

Andrew P. Haller (Secretary)

George C. Schreck (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

New IndiaPower Company One	New Delhi, India New Delhi, India 49	George C. Schreck Craig N. Longfield Robert W. Dove Michael C. Bailey Suzanne H. Gujadhur Shariff G. Hossen

Patricia N. Chiu (Controller)

Robert W. Dove (Vice President)

Peter J. Arnone (Vice President)

Marcia B. Burkey (Vice President)

Craig N. Longfield (Vice President)

George C. Schreck (Vice President)

Mutual Trust Management (Mauritius) (Secretary)

Michael C. Bailey (Assistant Secretary)

Marcia B. Burkey (Treasurer)

Peter J. Arnone (Assistant Treasurer)

New IndiaPower Company Two	New Delhi, India New Delhi, India 49	George C. Schreck Craig N. Longfield Robert W. Dove Michael C. Bailey Suzanne H. Gujadhur Shariff G. Hossen

Patricia N. Chiu (Controller)

Robert W. Dove (Vice President)

Peter J. Arnone (Vice President)

Marcia B. Burkey (Vice President)

Craig N. Longfield (Vice President)

George C. Schreck (Vice President)

Mutual Trust Management (Mauritius) (Secretary)

Michael C. Bailey (Assistant Secretary)

Marcia B. Burkey (Treasurer)

Peter J. Arnone (Assistant Treasurer)

PACE Group, Inc.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Jeffery B. Erb Bruce N. Williams	Bruce N. Williams (President) Andrew P. Haller (Secretary) Larry O. Martin (Assistant Secretary) Jeffery B. Erb (Assistant Secretary) Bruce N. Williams (Treasurer) Tanya S. Sacks (Assistant Treasurer)

Pacific Kinston Energy, Inc.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Andrew P. Haller Larry O. Martin Bruce N. Williams	Bruce N. Williams (President) Andrew P. Haller (Secretary) Larry O. Martin (Assistant Secretary) Bruce N. Williams (Treasurer) Tanya S. Sacks (Assistant Treasurer)

PacifiCorp Development Company	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Bruce N. Williams	Bruce N. Williams (President) Andrew P. Haller (Secretary) Larry O. Martin (Assistant Secretary) Bruce N. Williams (Treasurer) Tanya S. Sacks (Assistant Treasurer)

PacifiCorp Generation International, BV	Netherlands Netherlands, Netherlands	ND	NO

Pacific Bakun Energy BV	Netherlands Netherlands, Netherlands	ND	NO

PacifiCorp Energy Services, Inc.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Bruce N. Williams	Bruce N. Williams (President) George C. Schreck (Vice President) Andrew P. Haller (Secretary) Larry O. Martin (Assistant Secretary) Bruce N. Williams (Treasurer) Tanya S. Sacks (Assistant Treasurer)

Encorp (Minority Interest)	1209 Orange Street Wilmington, Delaware 19801	ND	NO

PacifiCorp Energy Ventures, Inc.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Bruce N. Williams	Bruce N. Williams (President) George C. Schreck (Vice President) Andrew P. Haller (Secretary) Larry O. Martin (Assistant Secretary) Bruce N. Williams (Treasurer) Tanya S. Sacks (Assistant Treasurer)

Nth Power Technologies Fund I, LP	50 California St. Ste 840 San Francisco, CA 94111	ND	NO

PacifiCorp Financial Services, Inc.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Bruce N. Williams

Bruce N. Williams (President)

Andrew P. Haller (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Birmingham Syn Fuel I, Inc.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Bruce N. Williams

Bruce N. Williams (President)

Jon Michael Luce (Vice President)

Andrew P. Haller (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

CS Holdings, Inc.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Bruce N. Williams

Bruce N. Williams (President)

Jon Michael Luce (Vice
President)

Andrew P. Haller (Vice
President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant
Secretary)

Jeffery B. Erb (Assistant
Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant
Treasurer)

Koala FSC, Ltd.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Bruce N. Williams Jon Michael Luce George C. Schreck J.C.R. Collis Donald H. Malcolm	Bruce N. Williams (President) Jon Michael Luce (Vice President) I.S. Outerbridge (Secretary) Larry O. Martin (Assistant Secretary) Bruce N. Williams (Treasurer)

Leblon Sales Corporation	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Jeffery B. Erb Bruce N. Williams Jon Michael Luce Diane Vucenich Avril G. Harvey	Bruce N. Williams (President) Jon Michael Luce (Vice President) Larry O. Martin (Secretary) Jeffery B. Erb (Assistant Secretary) Bruce N. Williams (Treasurer)

Pacific Development (Property), Inc.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Bruce N. Williams

Bruce N. Williams (President)

Andrew P. Haller (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Pacific Harbor Capital, Inc.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Bruce N. Williams

Bruce N. Williams (President)

Jon Michael Luce (Vice
President)

Andrew P. Haller (Vice
President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant
Secretary)

Jeffery B. Erb (Assistant
Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant
Treasurer)

PFI International, Inc.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Bruce N. Williams Jon Michael Luce Sinforoso M. Tolentino	Bruce N. Williams (President) Jon Michael Luce (Vice President) Sinforoso M. Tolentino (Secretary) Larry O. Martin (Assistant Secretary) Bruce N. Williams (Treasurer)

PHC Properties Corporation	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Bruce N. Williams

Bruce N. Williams (President)

Andrew P. Haller (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

PCC Holdings, Inc.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Bruce N. Williams

Bruce N. Williams (President)

Jon Michael Luce (Vice President)

Andrew P. Haller (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Hillsborough Leasing Services, Inc.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Bruce N. Williams

Bruce N. Williams (President)

Andrew P. Haller (Vice
President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant
Secretary)

Jeffery B. Erb (Assistant
Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant
Treasurer)

PNF Holdings, Inc.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Bruce N. Williams

Bruce N. Williams (President)

Andrew P. Haller (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

VCI Acquisition Co.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Bruce N. Williams

Bruce N. Williams (President)

Andrew P. Haller (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

PacifiCorp International Group Holdings Company	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Bruce N. Williams	Bruce N. Williams (President) Andrew P. Haller (Secretary) Larry O. Martin (Assistant Secretary) Bruce N. Williams (Treasurer) Tanya S. Sacks (Assistant Treasurer)

PacifiCorp Hazelwood Pty Ltd.	40 Market Street Melbourne, Victoria 8001	ND	NO

Hazelwood Australia, Inc.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Bruce N. Williams	Bruce N. Williams (President) Andrew P. Haller (Secretary) Larry O. Martin (Assistant Secretary) Bruce N. Williams (Treasurer) Tanya S. Sacks (Assistant Treasurer)

Hazelwood Ventures, Inc.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Bruce N. Williams	Bruce N. Williams (President) Andrew P. Haller (Secretary) Larry O. Martin (Assistant Secretary) Bruce N. Williams (Treasurer) Tanya S. Sacks (Assistant Treasurer)

Hazelwood Finance LP	40 Market Street Melbourne, Victoria 8001	ND

PacifiCorp Trans, Inc.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Bruce N. Williams	Bruce N. Williams (President) Jon Michael Luce (Vice President) Andrew P. Haller (Secretary) Larry O. Martin (Assistant Secretary) Bruce N. Williams (Treasurer) Tanya S. Sacks (Assistant Treasurer)

PPM Energy, Inc.	1125 NW Couch, Suite 700 Portland, Oregon 97209	Andrew P. Haller Ian M. Russell Terry F. Hudgens David T. Nish Henry H. Hewitt

Terry F. Hudgens (President)

Terry F. Hudgens (Chief Executive Officer)

I. M. Kerr (Chief Financial Officer)

I. M. Kerr (Chief Financial Officer)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Ralph B. Currey (Vice President)

Peter C. vanAlderwerelt (Vice President)

Matthew Morrow (Vice President)

Donald J. Winslow (Vice President)

Allan E. Query (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Arlington Wind LLC	1125 NW Couch, Suite 700 Portland, Oregon 97209	ND

Terry F. Hudgens (President)

Terry F. Hudgens (Chief Executive Officer)

I. M. Kerr (Chief Financial Officer)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Peter C. vanAlderwerelt (Vice President)

Allan E. Query (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Enstor, Inc.	1125 NW Couch, Suite 700 Portland, Oregon 97209	Andrew P. Haller Terry F. Hudgens Matthew Morrow Peter C. vanAlderwerelt

Terry F. Hudgens (Chairman)

Matthew Morrow (President)

Terry F. Hudgens (Chief Executive Officer)

I. M. Kerr (Chief Financial Officer)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Donald J. Winslow (Vice President)

Peter C. vanAlderwerelt (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Brentwood Gas Storage LLC	1125 NW Couch, Suite 700 Portland, Oregon 97209	ND

Terry F. Hudgens (President)

Terry F. Hudgens (Chief Executive Officer)

I. M. Kerr (Chief Financial Officer)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Matthew Morrow (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

City Gate LLC	1125 NW Couch, Suite 700 Portland, Oregon 97209	ND	NO

Columbia Gas Storage LLC	1125 NW Couch, Suite 700 Portland, Oregon 97209	ND	NO

Delta Gas Storage LLC	1125 NW Couch, Suite 700 Portland, Oregon 97209	ND	NO

Enstor Louisiana LLC	1125 NW Couch, Suite 700 Portland, Oregon 97209	ND

Terry F. Hudgens (President)

Terry F. Hudgens (Chief Executive Officer)

I. M. Kerr (Chief Financial Officer)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Matthew Morrow (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Enstor Operating Company, LLC	1125 NW Couch, Suite 700 Portland, Oregon 97209	ND

Matthew Morrow (President)

Terry F. Hudgens (Chief Executive Officer)

I. M. Kerr (Chief Financial Officer)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Ben Moore (Vice President)

Donald J. Winslow (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Ben Moore (Director of Business Development)

Patrick DeVille (Director of Marketing)

Katy Storage and Transportation, L.P.	1125 NW Couch, Suite 700 Portland, Oregon 97209	ND	NO

Waha Storage and Transportation, L.P.	1125 NW Couch, Suite 700 Portland, Oregon 97209	ND	NO

Flying Cloud Power Partners, LLC	1125 NW Couch, Suite 700 Portland, Oregon 97209	ND

Ian M. Russell (Chairman)

Terry F. Hudgens (President)

Terry F. Hudgens (Chief Executive Officer)

I. M. Kerr (Chief Financial Officer)

Andrew P. Haller (Senior Vice President, General Counsel and Secretary)

Peter C. vanAlderwerelt (Vice President)

Allan E. Query (Vice President)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Heartland Wind LLC	1125 NW Couch, Suite 700 Portland, Oregon 97209	ND

Terry F. Hudgens (President)

Terry F. Hudgens (Chief Executive Officer)

I. M. Kerr (Chief Financial Officer)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Peter C. vanAlderwerelt (Vice President)

Allan E. Query (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Ivanhoe Wind Energy LLC	1125 NW Couch, Suite 700 Portland, Oregon 97209	ND

Ian M. Russell (Chairman)

Terry F. Hudgens (President)

Terry F. Hudgens (Chief Executive Officer)

I. M. Kerr (Chief Financial Officer)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Peter C. vanAlderwerelt (Vice President)

Allan E. Query (Vice President)

Andrew P. Haller (Secretary)

Paul Kaufman (Assistant Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Klamath Energy LLC	1125 NW Couch, Suite 700 Portland, Oregon 97209	ND

Terry F. Hudgens (President)

Terry F. Hudgens (Chief Executive Officer)

Andrew P. Haller (Senior Vice President, General Counsel and Secretary)

Matthew R. Wright (Senior Vice President)

Matthew Morrow (Vice President)

Peter C. vanAlderwerelt (Vice President)

Larry O. Martin (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Klamath Generation LLC	1125 NW Couch, Suite 700 Portland, Oregon 97209	ND

Terry F. Hudgens (President)

Terry F. Hudgens (Chief Executive Officer)

Andrew P. Haller (Senior Vice President, General Counsel and Secretary)

Matthew R. Wright (Senior Vice President)

Peter C. vanAlderwerelt (Vice President)

Allan E. Query (Vice President)

Matthew Morrow (Vice President)

Larry O. Martin (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Klondike Wind Power LLC	1125 NW Couch, Suite 700 Portland, Oregon 97209	ND

Terry F. Hudgens (President)

Terry F. Hudgens (Chief Executive Officer)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Peter C. vanAlderwerelt (Vice President)

Matthew Morrow (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Moraine Wind II LLC	1125 NW Couch, Suite 700 Portland, Oregon 97209	ND

Terry F. Hudgens (President)

Terry F. Hudgens (Chief Executive Officer)

I. M. Kerr (Chief Financial Officer)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Peter C. vanAlderwerelt (Vice President)

Allan E. Query (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Moraine Wind LLC	1125 NW Couch, Suite 700 Portland, Oregon 97209	ND

Terry F. Hudgens (President)

Terry F. Hudgens (Chief Executive Officer)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Matthew Morrow (Vice President)

Peter C. vanAlderwerelt (Vice President)

Allan E. Query (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Mountain View Green LLC	1125 NW Couch, Suite 700 Portland, Oregon 97209	ND

Ian M. Russell (Chairman)

Terry F. Hudgens (President)

Terry F. Hudgens (Chief Executive Officer)

I. M. Kerr (Chief Financial Officer)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Julian Brown (Vice President)

Peter C. vanAlderwerelt (Vice President)

Allan E. Query (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Mountain View Power Partners III, LLC	1125 NW Couch, Suite 700 Portland, Oregon 97209	ND

Ian M. Russell (Chairman)

Terry F. Hudgens (President)

Terry F. Hudgens (Chief Executive Officer)

I. M. Kerr (Chief Financial Officer)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Peter C. vanAlderwerelt (Vice President)

Allan E. Query (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Pacific Wind Development LLC	1125 NW Couch, Suite 700 Portland, Oregon 97209	ND

Terry F. Hudgens (President)

Terry F. Hudgens (Chief Executive Officer)

I. M. Kerr (Chief Financial Officer)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Peter C. vanAlderwerelt (Vice President)

Allan E. Query (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Phoenix Wind Power LLC	1125 NW Couch, Suite 700 Portland, Oregon 97209	ND	Peter C. vanAlderwerelt (Vice President)

PPM Alta Mesa LLC	1125 NW Couch, Suite 700 Portland, Oregon 97209	ND

Ian M. Russell (Chairman)

Terry F. Hudgens (President)

Terry F. Hudgens (Chief Executive Officer)

I. M. Kerr (Chief Financial Officer)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Peter C. vanAlderwerelt (Vice President)

Allan E. Query (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

PPM Colorado Wind Ventures, Inc.	1125 NW Couch, Suite 700 Portland, Oregon 97209	ND

Terry F. Hudgens (President)

Terry F. Hudgens (Chief Executive Officer)

I. M. Kerr (Chief Financial Officer)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Peter C. vanAlderwerelt (Vice President)

Allan E. Query (Vice President)

Andrew P. Haller (Secretary)

Paul Kaufman (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Colorado Wind Ventures, LLC	1125 NW Couch, Suite 700 Portland, Oregon 97209	ND	Cathy Syme (Vice President) Allan E. Query (Vice President) Scott Reinhardt (Vice President, Operations) I. M. Kerr (Vice President, Finance)

Colorado Green Holdings, LLC	1125 NW Couch, Suite 700 Portland, Oregon 97209	ND	NO

Trimont Wind I LLC	1125 NW Couch, Suite 700 Portland, Oregon 97209	ND

Ian M. Russell (Chairman)

Terry F. Hudgens (President)

Terry F. Hudgens (Chief Executive Officer)

I. M. Kerr (Chief Financial Officer)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Peter C. vanAlderwerelt (Vice President)

Allan E. Query (Vice President)

Andrew P. Haller (Secretary)

Paul Kaufman (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary) Bruce N. Williams (Treasurer) Tanya S. Sacks (Assistant Treasurer)

West Valley Leasing Company, LLC	1125 NW Couch, Suite 700 Portland, Oregon 97209	ND	Terry F. Hudgens (President) Terry F. Hudgens (Chief Executive Officer)

Key

ND – No directors

NO – No officers

Part II. Financial Connections.

Name	Name and Location of Financial Institution	Position held in Financial Institution	Applicable Exemption Rule
Charles Miller Smith	Goldman Sachs	Non-executive Director	Rule 70

Nolan Karras	Beneficial Life Insurance Company and American General Savings Bank, both of USA	Non-executive Director	Rule 70

Donald Hood Brydon	AXA Investment Managers	Non-executive Director	Rule 70

ITEM 6.	EXECUTIVE COMPENSATION - PART III.

(a) Summary Compensation Tables. The following tables set forth information concerning any Chief Executive Officer and the four most highly compensated executive officers for ScottishPower and PacifiCorp as of March 31, 2004, as defined by the Securities and Exchange Commission.

Key terms used in this Item will have the following meanings:-

ESP	Employee Savings Plan
ESOP	Employee Stock Ownership Plan
SBP	Supplemental Benefit Plan
ERISA	Employee Retirement Income S. A

EXECUTIVE COMPENSATION

The following table sets forth information concerning compensation for services in all capacities to the Company for the years ended March 31, 2004, 2003 and 2002 of those persons who were the Chief Executive Officer of the Company during any portion of the year ended March 31, 2004 and the four other most highly compensated executive officers of the Company who were serving as executive officers at the end of the last completed fiscal year.

Summary Compensation Table

Long-Term Compensation
Name and Principal Position	Year	Annual Compenstion (a)		Restricted Stock Awards (c)		Securities Underlying Options (d)	LTIP Payout (e)		ScottishPower Performance Shares (f)	All Other Compensation (g)
		Salary	Bonus (b)
Judith A. Johansen President and Chief Executive Officer	2004 2003 2002	$589,394 492,444 360,501	$337,500 149,767 12,902	$	— — 141,683	61,475 61,825 57,350	$	— — —	12,458 9,199 —	$22,883 32,657 11,707
Andrew P. Haller Senior Vice President, General Counsel and Corporate Secretary	2004 2003 2002	327,996 310,930 299,425	190,109 132,020 8,392		— — 112,768	13,530 19,165 56,800		— 23,069 23,069	5,484 5,069 5,069	20,165 21,037 10,524
Michael J. Pittman Senior Vice President	2004 2003 2002	313,125 300,000 275,167	187,500 47,057 150,008		— — 53,203	38,729 50,954 13,500		— — —	7,849 7,581 —	20,097 28,310 20,449
A. Richard Walje Senior Vice President	2004 2003 2002	299,544 275,500 240,375	127,557 95,550 128,854		— — 53,203	17,751 24,840 14,000		— — 12,222	7,195 6,570 —	20,324 29,183 19,606
Robert A. Klein Senior Vice President	2004 2003 2002	265,000 228,339 202,500	143,100 75,075 13,295		— — —	10,860 14,011 —		— — —	4,042 3,706 —	19,795 21,079 10,212

(a)

May include amounts deferred pursuant to the Compensation Reduction Plan, under which key executives and directors may defer receipt of cash compensation until retirement or a preset future date. Amounts deferred are invested in ScottishPower ADS or a cash account on which interest is paid at a rate equal to the Moody’s Intermediate Corporate Bond Yield for AA-rated Public Utility Bonds.

(b)	Amounts in this column for the year ended March 31, 2003 include a promotion bonus in the amount of $41,556 for Ms. Johansen. Amounts in this column for the year ended March 31, 2002 include a retention bonus in the amount of $125,610 and $104,000 for Mr. Walje.

(c)	On March 31, 2004, the aggregate value of all restricted stock holdings, based on the market value of ScottishPower ADS at March 31, 2004, without giving effect to the diminution of value attributed to the restrictions on such stock, was $104,444, $83,129, $26,146 and $26,146, for Ms. Johansen and Messrs. Haller, Pittman and Walje, respectively. The aggregate number of restricted share holdings was 3,675, 2925, 920 and 920 for Ms. Johansen and Messrs. Haller, Pittman and Walje, respectively. Regular quarterly dividends are paid on the restricted stock. Participants may defer receipt of restricted stock awards to their stock accounts under the Compensation Reduction Plan.

(d)	Amounts for the year ended March 31, 2004 and 2003 represent the number of ADS option shares awarded under the ScottishPower ExSOP during the year ended March 31, 2004. Amounts shown for the year ended March 31, 2002 represent the number of ADS options awarded under the PacifiCorp Stock Incentive Plan.

(e)	Represents the dollar value of restricted stock shares awarded under the PacifiCorp Stock Incentive Plan that vested and were distributed to the named officer in the form of ScottishPower ADSs.

(f)	Represents the number of ScottishPower ADS, contingently granted in 2004, 2003 and 2002 that can be earned under the terms of the ScottishPower LTIP.

(g)	Amounts shown for the year ended March 31, 2004 include :

(i)	Company contributions to the PacifiCorp K Plus Employee Savings and Stock Ownership Plan were $12,083 for Ms. Johansen, $10,179 for mr Haller, $10,156 for Mr Pittman, $10,421 for Mr Walje and $10,000 for Mr Klein.

(ii)	Portions of premiums on term life insurance policies that PacifiCorp paid for Ms. Johansen and Messrs. Haller, Pittman, Walje and Klein in the amounts of $986, 941, 903 and 795 respectively. These benefits are available to all employees.

(iii)	This column also includes vehicle allowances paid to Ms. Johansen and Messrs. Haller, Pittman, Walje and Klein in the amounts of $9,000 each.

SUMMARY COMPENSATION TABLE – SCOTTISH POWER PLC

The following table provides details of the remuneration and pensions interests of the directors of Scottish Power plc and the information is audited.

	Basic Salary £ 000’s		Bonuses £ 000’s			Benefits in Kind £ 000’s		Total £ 000’s
TOTAL EMOLUMENTS	2004	2003	2004		2003	2004	2003	2004	2003
Chairman and executive directors
Charles Miller Smith (Chairman)	275.0	235.0	—		—	4.7	14.0	279.7	249.0
Ian Russell	650.0	550.0	414.4		412.5	32.7	32.8	1,097.1	995.3
Charles Berry	315.0	300.0	212.6		225.0	27.4	25.8	555.0	550.8
Judi Johansen (appointed 1 October 2003)	206.6	—	258.3	*	—	3.2	—	468.1	—
Simon Lowth (appointed 1 September 2003)	242.1	—	151.3		—	6.7	—	400.1	—
David Nish	415.0	350.0	269.8		262.5	31.7	31.2	716.5	643.7

Total	2,103.7	1,435.0	1,306.4		900.0	106.4	103.8	3,516.5	2,438.8

	Fees £ 000’s		Bonuses £ 000’s		Benefits in Kind £ 000’s		Total £ 000’s
	2004	2003	2004	2003	2004	2003	2004	2003
Non-executive directors (fees and expenses)
Euan Baird	32.8	29.5	—	—	2.9	0.3	35.7	29.8
Mair Barnes	38.0	33.0	—	—	3.4	0.3	41.4	33.3
Donald Brydon (appointed 30 May 2003)	29.6	—	—	—	0.1	—	29.7	—
Philip Carroll (resigned 15 May 2003, re-appointed 20 October 2003)	23.8	31.5	—	—	1.5	5.0	25.3	36.5
Sir Peter Gregson	51.0	44.0	—	—	3.0	1.2	54.0	45.2
Nolan Karras**	53.9	52.7	—	—	3.7	14.8	57.6	67.5
Allan Leighton (resigned 12 June 2002)	—	5.5	—	—	—	0.0	—	5.5
Ewen Macpherson (resigned 25 July 2003)	12.8	40.5	—	—	0.3	0.0	13.1	40.5
Nick Rose (appointed 19 February 2003)	38.8	3.7	—	—	1.7	0.0	40.5	3.7

Total	280.7	240.4	—	—	16.6	21.6	297.3	262.0

Other emoluments

*	Judi Johansen’s base salary is disclosed on a pro-rata basis for the six months of the year which she served as a Board director. The bonus figure represents the annual incentive payment for the whole twelve months of the year 2003/04. The conversion rate used is £1=$1.694 being the average exchange rate during the year.

**	Nolan Karras received emoluments in the US of £9,637 (2003 £16,807) in respect of services to the PacifiCorp and Utah advisory boards in the form of cash and shares. These amounts are included within ‘Fees’ in the above table.

(i)	The emoluments of the highest paid director (Ian Russell) excluding pension contributions were £1,097,144 (2003 £995,280). In addition, gains on exercise of share options during the year by Ian Russell amounted to £46,416 (2003 £nil).

Option Grants in Last Fiscal Year PacifiCorp

	Individual Grants(a)
Name	Number of Securities Underlying Options Granted (b)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price £ or $/Sh	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
					5%	10%
Judith A. Johansen	61,475	7.87	$24.40	May 9, 2013	$943,336	$2,390,598
Andrew P. Haller	13,530	1.73	24.40	May 9, 2013	207,618	526,145
Michael J. Pittman	38,729	4.96	24.40	May 9, 2013	594,298	1,506,067
A. Richard Walje	17,751	2.27	24.40	May 9, 2013	272,390	690,289
Robert A. Klein	10,860	1.37	24.40	May 9, 2013	166,647	422,316

(a)	All options are for ScottishPower ADS. One ScottishPower ADS is equal to four ScottishPower Ordinary Shares. All options awarded were ScottishPower ExSOP grants, dated May 2, 2002.

(b)	All standard options become exercisable for one-third of the shares covered by the option on each of the first three anniversaries of the grant date and all enhanced options become exercisable after the third anniversary of the grant date.

Aggregated Option Exercises in 2004 and Year-End Option Values

	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at March 31, 2004 (a)		Value of Unexercised In-the-Money Options at March 31, 2003
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Judith A. Johansen	$13,500	$23,760	97,539	126,961	$329,245	$517,327
Andrew P. Haller	98,925	219,475	—	47,370	—	175,641
Michael J. Pittman	—	—	193,325	81,445	104,380	349,156
A. Richard Walje	—	—	154,922	41,738	71,257	175,637
Robert A. Klein	—	—	10,245	25,326	33,945	104,916

(a)	All options are for ScottishPower ADS and include options granted under the PacifiCorp Stock Incentive Plan and the ExSOP.

Option Grants in the Last Year – Scottish Power plc

Directors’ interests in ScottishPower shares

	Ordinary shares		Share options (Executive¹)		Share options (Sharesave)		Long Term Incentive Plan
	31.3.04	1.4.03 (or date of ap- pointment, if later)	31.3.04	1.4.03 (or date of ap-pointment, if later)	31.3.04	1.4.03 (or date of ap-pointment, if later)	31.3.04		1.4.03 (or date of ap-pointment, if later)
							**Vested	*Potential	**Vested	*Potential
Charles Miller Smith	11,000	11,000	—	—	—	—	—	—	—	—
Euan Baird	114,363	110,770	—	—	—	—	—	—	—	—
Mair Barnes	1,400	1,400	—	—	—	—	—	—	—	—
Donald Brydon (appointed 30 May 2003)	3,000	—	—	—	—	—	—	—	—	—
Philip Carroll (resigned 15 May 2003, re-appointed 20 October 2003)	4,000	4,000	—	—	—	—	—	—	—	—
Sir Peter Gregson	1,257	1,186	—	—	—	—	—	—	—	—
Nolan Karras	39,297	36,346	—	—	—	—	—	—	—	—
Nick Rose	5,128	—	—	—	—	—	—	—	—	—
Ian Russell	•127,376	87,741	844,192	498,678	5,290	4,371	21,217	323,243	12,682	238,675
Charles Berry	•23,506	22,553	422,884	255,443	2,941	2,941	11,968	161,734	—	124,328
Judi Johansen (appointed 1 October 2003)	88,960	82,671	898,000	952,500	—	—	—	86,627	—	86,627
Simon Lowth (appointed 1 September 2003)	—	—	—	—	—	—	—	—	—	—
David Nish	•13,964	12,742	517,234	296,636	2,509	2,509	10,880	197,602	—	137,954

None of the directors has an interest in ordinary shares which is greater than 1% of the issued share capital of the company.

¹	Includes options granted under the Executive Share Option Plan 2001 and, where applicable, the PacifiCorp Stock Incentive Plan.

*	These shares represent, in each case, the maximum number of shares which the directors may receive, dependent on the satisfaction of performance criteria as approved by shareholders in connection with the Long Term Incentive Plan.

**	These shares represent the number of shares the directors are entitled to receive when the LTIP award becomes exercisable calculated according to the performance criteria measured over the three-year performance period.

•	These shares include the number of shares which the directors hold in the Employee Share Ownership Plan, shown below.

	31.3.04	Free shares 1.4.03	31.3.04	Partnership shares 1.4.03	31.3.04	Matching shares 1.4.03	31.3.04	Dividend shares 1.4.03	31.3.04	Total 1.4.03
Ian Russell	50	50	1,210	799	1,210	799	266	135	2,736	1,783
Charles Berry	50	50	1,210	799	1,210	799	266	135	2,736	1,783
David Nish	50	50	1,210	799	1,210	799	266	135	2,736	1,783

Between 31 March 2004 and 20 May 2004, Ian Russell, Charles Berry and David Nish each acquired 65 Partnership shares and 65 Matching shares as part of the regular monthly transactions of the Employee Share Ownership Plan; and Judi Johansen and Nolan Karras acquired 447.609 and 36.1664 ScottishPower ADSs (1,790 and 144 Ordinary shares) respectively as part of the PacifiCorp Compensation Reduction Plan. Additionally, 1,225 ADSs (4,900 ordinary shares) held by Judi Johansen in the form of Unvested Restricted Stock in the PacifiCorp Stock Incentive Plan, vested and became non-forfeitable on 24 April 2004 and, in accordance with the deferral election executed by Judi Johansen, were all immediately transferred into the PacifiCorp Compensation Reduction Plan. Otherwise, there have been no changes to the directors’ interests between 31 March 2004 and 20 May 2004.

Severance Arrangements

The Company’s Executive Severance Plan provides severance benefits to certain executive-level employees who are designated by the Board, including the executive officers named in the Summary Compensation Table. Severance benefits are payable for voluntary terminations as a result of a “material alteration in position” that has a detrimental impact on the executive’s employment or involuntary terminations (including a Company-initiated resignation) for reasons other than cause. A “material alteration in position” includes:

(1) a material reduction in the scope of the executive’s duties and responsibilities or authority; or

(2) any reduction in base pay or a reduction in annualized base salary and target annual bonus of at least 15.0%, if the change is not due to a general reduction unrelated to the change in assignment.

The Executive Severance Plan also provides enhanced severance benefits in the event of certain terminations during the 24-month period following a qualifying change-in-control transaction. Executives designated by the Board are eligible for change-in-control benefits resulting from either a Company-initiated termination without “cause” or a resignation generally within two months after a “material alteration in position.” For this purpose, “cause” means the executive’s gross misconduct or gross negligence or conduct that indicates a reckless disregard for the consequences and has a material adverse effect on the Company or its affiliates, and “material alteration in position” means:

(3) a change in reporting relationship to a lower level;

(4) a material reduction in the scope of duties and responsibilities or in authority;

(5) relocation of work location to an office more than 100 miles from the executive’s office or more than 60 miles from the executive’s home; or

(6) a “material reduction in compensation,” which includes any reduction in annualized base salary or a reduction in the annualized base salary and target bonus opportunity combined of at least 15.0%, if the change is not due to a general reduction unrelated to the change in assignment.

If qualified for the enhanced severance benefits, an executive would receive severance pay in an amount equal to either two, two and one-half or three times the “annual cash compensation” of such executive, depending on the level set by the Board. “Annual cash compensation” is defined as annualized base salary, target annual incentive opportunity and annualized auto allowance in effect on the earlier of a material alteration or termination, whichever is greater. The Company is required to make an additional payment to compensate the executive for the effect of any excise tax. The executive would also receive continuation of subsidized health insurance from six to 24 months depending on length of service and a minimum of 12 months’ executive-level outplacement services.

The Executive Severance Plan does not apply to a termination for reasons of normal retirement, death or total disability or to a termination for cause or a voluntary termination other than as specified above. Except in the event of a change-in-control, the definition of cause is determined by the Company in its discretion and by the Board in the event of an appeal by the employee.

Other than in connection with a change in control, executives named in the Summary Compensation Table are eligible for a severance payment equal to one or two times the executive’s total cash compensation, six months of health insurance benefits and outplacement benefits. For this purpose, total cash compensation includes annualized base salary, the target annual incentive opportunity and the annualized auto allowance in effect on the earlier of a material alteration or termination.

Retirement Plans

The Company has adopted noncontributory defined benefit retirement plans for its employees, other than employees subject to collective bargaining agreements that do not provide for coverage. Certain executive officers, including the executive officers named in the Summary Compensation Table, are also eligible to participate in the Company’s nonqualified supplemental executive retirement plan. The following description assumes participation in both the retirement plans and the supplemental plan. Participants receive benefits at retirement payable for life based on length of service with the Company and average pay in the 60 consecutive months of highest pay out of the last 120 months, and pay for this purpose would include salary and annual incentive plan payments reflected in the Summary Compensation Table above. Benefits are based on 50.0% of final average pay plus up to an additional 15.0% of final average pay depending upon whether the Company meets certain performance goals set for each fiscal year by the Board. Participants may also elect actuarially equivalent alternative forms of benefits. Retirement benefits are reduced to reflect Social Security benefits as well as certain prior employer retirement benefits. Participants are entitled to receive full benefits upon retirement after age 60 with at least 15 years of service. Participants are also entitled to receive reduced benefits upon early retirement after age 55 or after age 50 with at least 15 years of service and five years of participation in the supplemental plan.

The following table shows the estimated annual retirement benefit payable upon retirement at age 60 as of March 31, 2004. Amounts in the table reflect payments from the retirement plan and the supplemental plan combined.

Estimated Annual Pension At Retirement (a)

	Years of Service (b)
Annual Pay at Retirement Date	5	15	25	30
$200,000	$43,333	$130,000	$130,000	$130,000
400,000	86,667	260,000	260,000	260,000
600,000	130,000	390,000	390,000	390,000
800,000	173,333	520,000	520,000	520,000
1,000,000	216,667	650,000	650,000	650,000

(a)	The benefits shown in this table assume that the individual will remain in the employ of the Company until retirement at age 60, that the plans will continue in their present form and that the Company achieves its performance goals under the supplemental plan in all years.

(b)	The number of credited years of service used to compute benefits under the plans are three for Ms Johansen, three for Mr Haller, twenty four for Mr Pittman, Eighteen for Mr Walje and three for Mr Klein.

Retention Agreements

To retain executives who would otherwise have had the right to resign for any reason between 12 and 14 months following the ScottishPower Merger and qualify for the enhanced change-in-control supplemental retirement benefits, the Company entered into retention agreements with qualifying executives (Messrs. Pittman and Walje). Those retention agreements provided for the same enhanced supplemental retirement benefits if the qualifying executives satisfied the retention criteria. Qualifying executives were required to waive their rights to unilaterally resign and receive the enhanced supplemental retirement benefits, but they are now eligible to receive these same enhancements since they have continued employment through the established retention date of December 1, 2002.

These retention agreements also require qualifying executives to waive any rights to executive severance benefits, which they may have otherwise claimed due to material alterations in their positions as of the date of the retention agreement. Unless there is a subsequent “involuntarily termination” or “material alteration” in position as defined in the Severance Plan, this waiver of severance benefits applies to these executives through November 28, 2004. The executives’ waiver of severance benefits was in exchange for the enhanced supplemental retirement benefits described above, retention bonuses determined individually in the Company’s discretion for each executive and special stock option awards that vest over a three-year retention period at 25.0% for each of the first two years and 50.0% in the third year.

ITEM 6.	OFFICERS AND DIRECTORS.

PART III.

(b)	Stock Ownership.

Beneficial Owner	Number of shares at March 31, 2004 (a)(b)
Judith A. Johansen	699,376
Andrew P. Haller	164,092
Michael J. Pittman	1,006,100
A. Richard Walje	767,304
Barry G. Cunningham	527,650
Robert A. Klein	82,908
Nolan E. Karras	33,601
Andrew N. MacRitchie	19,082
Ian M. Russell	172,440
Richard D. Peach	11,654
Matthew R. Wright	12,946
William D. Landels (c)	212,365
All executive officers and directors as a group (16 persons) (d)	4,752,939

(a)	Includes ownership of (i) shares held by family members even though beneficial ownership of such shares may be disclaimed, (ii) shares held for the account of such persons pursuant to the Company’s Compensation Reduction Plan and the Company’s K Plus Savings and Stock Ownership Plan

(b)	Options granted in ScottishPower ADS under the Company’s Stock Incentive Plan have been converted into options in Ordinary Shares in the above table. One ADS equates to four Ordinary Shares.

(c)	Includes 188,764 Ordinary Shares subject to options that became exercisable upon Mr Landel’s retirement in April 2004.
(d)	Includes 62,748 Ordinary Shares subject to options which became exercisable upon Mr Moir’s retirement in March 2004.

See also PacifiCorp Form 10-K, SEC File No. 001-05152 (filed May 26, 2004) and Scottish Power plc Form 20 - F, SEC File No. 001-14676 (filed June 25, 2004).

ITEM 7.	CONTRIBUTIONS AND PUBLIC RELATIONS.

The PacifiCorp Foundation for Learning is a qualified 501(c)(3) non-profit foundation created in 1988 and originally endowed by contributions from PacifiCorp and its subsidiaries. More recently, PacifiCorp made contributions of $3 million in March 2003 and $1 million in May 2004. Administrative expenses incurred by the Foundation, including salaries, travel expenses, supplies, etc., are charged to corporate cost center 11758. Each month the Foundation receives an invoice from PacifiCorp for all charges to CC11758, and payment is made to PacifiCorp from the Foundation’s checking account at Wells Fargo Bank. However, the Foundation is NOT charged “rent” for use of space and computer equipment. The Foundation IS charged for time spent by

PacifiCorp personnel in accounting, the tax department and occasional administrative assistance.

For fiscal year 2004, the Foundation was charged and paid PacifiCorp for the following:

Labor	-	$206,739
Legal fees	-	$10,958
Prof. fees	-	$30,830
Depreciation	-	$503
Travel/meetings	-	$10,721
Books/subscrip.	-	$3,446
Postage/freight	-	$565
Computer systems	-	$7,300
Office supplies	-	$765
Membership fees	-	$2,020
Total		$276,327

ITEM 8.	SERVICES, SALES AND CONSTRUCTION CONTRACTS.

PART I.

Affiliated Services Detail For the Fiscal Year 2004

PacifiCorp Environmental Remediation	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES
1040
Components
Labor	699000	100.00	215,310.85
Semi Tractor	620025	0.00	0.00
Worker’s Comp & Occ Injuries	690001	0.00	(294.47)
Current Pension	690002	0.00	29,377.08
AD&D	690004	0.00	125.82
Admin Costs for 401K Program	690009	0.00	1,543.47
Pension Admin	690010	0.00	912.81
Current FAS 106	690011	0.00	27,907.47
Non-Current FAS106	690012	0.00	0.00
FAS 112	690013	0.00	2,386.91
Unused Leave	690016	0.00	5,486.46
Other Salary Overhead Assessment	690019	0.00	2,256.13
LTD Assessments	690021	0.00	2,390.00
Management Fee	690005	0.00	36,261.70
Facilities Services	690006	0.00	83,064.74
IT Services Allocations	690007	0.00	166,399.31
IT Services Allocations	690025	0.00	76,014.00
Shared Services Chargebacks	690026	0.00	84,181.80
PC Supporting Services	690031	0.00	17,778.60
CBS Accounting Services	690032	0.00	17,555.04
PERCO Service Revenue	364000	1,295,142.88	0.00

Sub-total		1,295,242.88	768,657.72

Interwest Mining 2010 Components	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES

Labor	699000	235,544.40	87,060.86
Worker’s Comp & Occ Injuries	690001	0.00	(993.87)
Current Pension	690002	0.00	99,147.75
AD&D	690004	0.00	424.78
Admin Costs for 401K Program	690009	0.00	5,209.33
Pension Admin	690010	0.00	3,080.69
Current FAS 106	690011	0.00	94,187.61
Non-Current FAS106	690012	0.00	0.00
FAS 112	690013	0.00	8,055.93
Unused Leave	690016	0.00	18,516.79
Other Salary Overhead Assessment	690019	0.00	7,614.39
SERP Assessments	690020	0.00	72,743.44
LTD Assessments	690021	0.00	8,066.31
Facilities Services	690006	0.00	53,721.90
IT Allocations	690007	0.00	159,016.40
Incentive Assessments	690022	0.00	0.00
IT Services Allocations	690025	0.00	285,317.20
Shared Services Chargebacks	690026	0.00	28,390.20
PC Supporting Services	690031	0.00	32,594.10
CBS Accounting Services	690032	0.00	9,224.26
Procurement	690034	0.00	0.00

Sub-total		235,544.40	971,378.07

Glenrock Coal 2030 Components	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES

Labor	699000	0.00	0.00
IT Allocations	690007	0.00	0.00
Fuel Purchased/Sold	1201XX	0.00	0.00

Sub-total		0.00	0.00

Centralia Mining 2040 Components	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES

Labor	699000	0.00	0.00
IT Allocations	690007	0.00	0.00
Fuel Purchased/Sold	1201XX	0.00	0.00

Sub-total		0.00	0.00

Energy West Mining 2050 Components	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES

Labor	699000	0.00	624.60
IT Allocations	690007	0.00	0.00
PC Supporting Services	690031	0.00	0.00
Fuel Purchased/Sold	1201XX	120,589,283.35	0.00

Sub-total		120,589,283.35	624.60

Affi Int Detail FY 2004

Affiliated Services Detail For the Fiscal Year 2004

PacifiCorp Group Holdings 3000, 4350, 4900 Components	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES

Labor	699000	0.00	215,685.65
Facilities Services	690006	0.00	10,803.25
IT Allocations	690007	0.00	16,611.95
SERP Assessments	690020	0.00	0.00
LTD Assessments	690021	0.00	0.00
IT Services Allocations	690025	0.00	12,710.52
Shared Services Chargebacks	690026	0.00	23,305.39
CBS Accounting Services	690032	0.00	4,349.72

Sub-total		0.00	283,466.48

PacifiCorp Financial Services 3500, 3510, 3520 Components	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES

Labor	699000	0.00	77,532.56
Management Fee	690005	0.00	177,796.70
Facilities Services	690006	0.00	23,482.50
IT Allocations	690007	0.00	13,573.65
LTD Assessments	690021	0.00	0.00
Incentive Assessment	690022	4,500.00	0.00
PC Supporting Services	690031	0.00	2,963.10
IT Services Allocations	690025	0.00	2,848.80
Shared Services Chargebacks	690026	0.00	636.45
CBS Accounting Services	690032	0.00	19.38

Sub-total		4,500.00	298,853.14

PacifiCorp Power Marketing 4000 Components	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES

Labor	699000	83.22	3,957,984.24
Management Fee	690005	0.00	585,876.20
Facilities Services	690006	0.00	0.00
IT Allocations	690007	0.00	820,700.09
SERP Assessments	690020	0.00	0.00
LTD Assessments	690021	0.00	0.00
IT Services Allocations	690025	0.00	1,436,083.46
PC Supporting Services	690031	0.00	66,064.50
CBS Accounting Services	690032	0.00	8,774.78
Shared Services Chargebacks	690026	0.00	145,634.93
T-PPM Long-term Wheeling	498803	0.00	3,297,384.90
T-PPM Imbalance Settlements	498805	0.00	(94,364.73)
Interco Transmission Line Loss Revenue	302701	0.00	169,881.88
Interco Transmission Firm Wheeling Revenue	302801	0.00	749,250.00
Interco Transmission Non-Firm Wheeling Revenue	302802	0.00	23,243.20
Interco Purchased Power Imbalance	505901	0.00	254,583.31
Corporate Legal	500850	0.00	0.00
Rent Expense	547851	0.00	0.00

Sub-total		83.22	11,421,096.76

Klamath Energy 4003 Components	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES

Labor	699000	0.00	0.00
Management Fee	690005	0.00	0.00
Facilities Services	690006	0.00	0.00
CBS Accounting Services	690032	0.00	0.00

Sub-total		0.00	0.00

Klamath Generation 4004 Components	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES

Labor	699000	0.00	0.00
Management Fee	690005	0.00	0.00
Facilities Services	690006	0.00	0.00
CBS Accounting Services	690032	0.00	0.00

Sub-total		0.00	0.00

West Valley Leasing 4005 Components	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES

Rent Expense	547851	17,005,015.52	0.00

Sub-total		17,005,015.52	0.00

West Valley Generation 4006 Components	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES

Labor	699000	0.00	0.00
Management Fee	690005	0.00	0.00
Facilities Services	690006	0.00	0.00
CBS Accounting Services	690032	0.00	0.00

Sub-total		0.00	0.00

Affi Int Detail FY 2004

Affiliated Services Detail For the Fiscal Year 2004

Enstor, Inc. 4008 Components	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES

Labor	699000	0.00	0.00
Management Fee	690005	0.00	0.00
Facilities Services	690006	0.00	0.00
CBS Accounting Services	690032	0.00	0.00

Sub-total		0.00	0.00

Enstor Operating Co. LLC 4017 Components	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES

Labor	699000	0.00	2,271.41
Management Fee	690005	0.00	0.00
Facilities Services	690006	0.00	0.00
IT Allocations	690007	0.00	14,034.90
IT Services Allocations	690025	0.00	39,953.10
Shared Services Chargebacks	690026	0.00	16,811.30
CBS Accounting Services	690032	0.00	663.30

Sub-total		0.00	73,734.01

Katy Storage and Transportation, LP Components	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES

IT Ntwk & Phone Svc	690007	0.00	8,293.35
IT Systems	690025	0.00	23,608.65
Shrd Svcs Chrgeback	690026	0.00	9,933.95
CBS Accounting Srvs	690032	0.00	391.95

Sub-total			42,227.90

Pacific Wind Dev., LLC 4020 Components	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES

Labor	699000	0.00	2,145.00
Management Fee	690005	0.00	0.00
Facilities Services	690006	0.00	0.00
CBS Accounting Services	690032	0.00	0.00

Sub-total		0.00	2,145.00

PPM Colorado Wind Ventures 4028 Components	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES

Labor	699000	0.00	577.15

Sub-total		0.00	577.15

PacifiCorp Trans 4100 Components	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES

Labor	699000	0.00	20,104.66
Management Fee	690005	0.00	3,282.28
IT Allocations	690007	0.00	362.15
Vehicle Lease Assessment	690024	0.00	0.00
IT Services Allocations	690025	0.00	2,018.80
Shared Services Chargebacks	690026	0.00	345.05
CBS Accounting Services	690032	0.00	19.38

Sub-total		0.00	26,132.32

PacifiCorp Dev Crp Gen-TR 4760 Components	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES
Labor	699000	0.00	0.00

		0.00	0.00

Pacificorp Energy Ventures, Inc. 4800 Components	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES
Labor	699000	0.00	0.00

		0.00	0.00

PacifiCorp Holdings Inc 5000 Components	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES
Labor	699000	0.00	32,082.87

Sub-total		0.00	32,082.87

Pacific Klamath Energy 5320 Components	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES

Labor	699000	0.00	1,369.93
Management Fee	690005	0.00	42,044.65
IT Allocations	690007	0.00	32,061.30
LTD Assessments	690021	0.00	0.00
IT Services Allocations	690025	0.00	131,455.97
PC Supporting Services	690031	0.00	1,869.75
CBS Accounting Services	690032	0.00	1,443.45
ROW/Property Mgt Allocation	690029	0.00	0.00
Shared Services Chargebacks	690026	0.00	21,997.85

Sub-total		0.00	232,242.90

Affi Int Detail FY 2004

Affiliated Services Detail For the Fiscal Year 2004

Pacific Minerals Inc. / Bridger Coal N/A Components		SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES

Fuel Purchased/Sold		1201XX	65,665,615.10	0.00
Benefits, Mgmt Fee, & Misc. Billings		116010	0.00	14,833,277.95
Royalty Billings		116011	0.00	0.00

Sub-total			65,665,615.10	14,833,277.95

Trapper Mining N/A Components		SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES
Fuel Purchased/Sold		1201XX	8,132,289.64	0.00

Sub-total			8,132,289.64	0.00

PacifiCorp Foundation N/A Components		SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES
Labor		116020	0.00	179,093.60
Benefits		116020	0.00	17,553.01
Misc. Other Expenses		116020	0.00	97,640.07

Sub-total			0.00	294,286.68

ScottishPower - N/A N/A Components		SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES
Labor		116120	0.00	720,085.81
Labor		210720	7,817,615.30	0.00
Misc. Other Expenses		116120	0.00	0.00

Sub-total			7,817,615.30	720,085.81

Grand Summary			BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES
Labor		699000	235,727.62	4,612,749.78
Vehicle/Equipment	b	699010	0.00	0.00
Worker’s Comp & Occ Injuries	b	690001	0.00	(1,288.34)
Current Pension	b	690002	0.00	128,524.83
AD&D	b	690004	0.00	550.60
Admin Costs for 401K Program	b	690009	0.00	6,752.80
Pension Admin	b	690010	0.00	3,993.50
Current FAS 106	b	690011	0.00	122,095.08
Non-Current FAS106	b	690012	0.00	0.00
FAS 112	b	690013	0.00	10,442.84
Unused Leave	b	690016	0.00	24,003.25
Other Salary Overhead Assessment	c	690019	0.00	9,870.52
LTD Assessments	b	690021	0.00	10,456.31
Management Fee	c	690005	0.00	845,261.53
Facilities Services	c	690006	0.00	171,072.39
IT Network & Phone Services	c	690007	0.00	1,222,759.75
SERP Assessments	b	690020	0.00	72,743.44
Incentive Assessments	c	690022	4,500.00	0.00
Vehicle Lease Assessments	c	690024	0.00	0.00
IT Services Allocations	c	690025	0.00	1,986,401.85
Shared Services Chargebacks	c	690026	0.00	321,302.97
ROW/Property Mgt Allocation	c	690029	0.00	0.00
PC Supporting Services	c	690031	0.00	121,270.05
CBS Accounting Services	c	690032	0.00	42,049.31
Procurement	c	690034	0.00	0.00
T-PPM Long-term Wheeling		498803	0.00	3,297,384.90
T-PPM Imbalance Settlements		499805	0.00	(94,364.73)
Interco Transmission Line Loss Revenue		302701	0.00	169,881.88
Interco Transmission Firm Wheeling Revenue		302801	0.00	749,250.00
Interco Transmission Non-Firm Wheeling Revenue		302802	0.00	23,243.20
Interco Purchased Power Imbalance		505901	0.00	254,583.31
Corporate Legal		500850	0.00	0.00
Rent Expense		547581	17,005,015.52	0.00
Fuel Purchased/Sold		1201XX	194,387,188.09	0.00
Benefits, Mgmt Fee, & Misc. Billings		116010	0.00	14,833,277.95
Royalty Billings		116011	0.00	0.00
Pacificorp Foundation		116020	0.00	294,286.68
Scottish Power - A/R		116120	0.00	720,085.81
Scottish Power - A/P		210720	7,817,615.30	0.00
PERCO Service Revenue		364000	1,295,142.88	0.00

Total			220,745,189.41	29,958,641.46
Total of affiliates			220,745,189.41	29,958,641.46
			0.00	0.00

Affi Int Detail FY 2004

Part II. Does any system company have a contract to purchase services or goods from any affiliate (other than a system company), or from a company in which any officer or director of the receiving company is a partner or owns 5% or more of any class of equity securities?

No

If the answer to Part II is yes, and the contract has not already been reported in Item 6, report such contracts in substantially the same detail as specified for Part I, also describing the affiliation.

Part III. Does any system company employ any other person for the performance on a continuing basis of management, supervisory or financial advisory services?

No

If the answer to Part III is yes, state the name of each such person, describe the contract, and the scope of the services and the annual consideration.

ITEM 9.	WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES.

ScottishPower UK Holdings Limited, a company organized under the laws of Scotland, whose location and business address is 1 Atlantic Quay Glasgow G2 8SP Scotland UK, is a foreign utility company, which is an intermediate holding company for Scottish Power plc’s U.K. interest in the generation, transmission and distribution business and associated services. Listed below are also the other FUCOs held under ScottishPower UK Holdings Limited, and EWGs in the ScottishPower System.

In this section a conversion ratio of £1 to $1.838 has been used

Part I(a)

Name of Company and Location	Holds Interest in Company	Descrip. of Facilities	Aggregate Investment Amount £ - $	Retained Earnings as of 3/31/03	Company Debt/Eq. Ratio 3/31/03**
ScottishPower UK Holdings Limited (FUCO) - 1 Atlantic Quay Glasgow G2 8SP Scotland UK	Scottish Power plc	Holding Company	£596 million $1,095 million	£190 million $349 million*	0.00

Scottish Power UK plc (FUCO) - 1 Atlantic Quay Glasgow G2 8SP Scotland UK	Scottish Power UK Holdings Ltd	Holding Company	£592 million $1,088 million	£14 million $26 million*	2.71

SP Manweb plc England and Wales (FUCO) - 3 Prenton Way Prenton United Kingdom CH43 3ET	Scottish Power Investments Limited	Ownership & operation of distribution network	£554 million $1,018 million	£648 million $1,191 million*	0.07

Flying Cloud Power Partners, LLC – Iowa (EWG)- 1125 NW Couch St, Suite 700, Portland, Oregon 97209	PPM Energy, Inc	44 MW wind generation project – (UC)	$46.9 million	$.8 million	98% Debt 2% Equity

Klamath Energy LLC Oregon (EWG) - 1125 NW Couch St, Suite 700, Portland, Oregon 97209	PPM Energy, Inc	100 MW gas fired peaking plant	$50.8 million	$.1 million	102% Debt (2%) Equity

Klondike Wind Power LLC - Oregon (EWG)- 1125 NW Couch St, Suite 700, Portland, Oregon 97209	PPM Energy, Inc	24 MW wind generation plant	$18.1 million	$.5 million	97% Debt 3% Equity

Moraine Wind LLC Minnesota (EWG) - 1125 NW Couch St, Suite 700, Portland, Oregon 97209	PPM Energy, Inc	51 MW wind generation plant	$55.3 million	$1.1 million	98% Debt 2% Equity

Phoenix Wind Power LLC California (EWG) - 1125 NW Couch St, Suite 700, Portland, Oregon 97209	PPM Energy, Inc	3 MW wind generation plant	$2.0 million	$.4 million	92% Debt 8% Equity

Mountain View Power Partners III LLC (EWG) - 1125 NW Couch St, Suite 700, Portland, Oregon 97209	PPM Energy Inc	22 MW wind generation plant	$32.8 million	$.1 million	99.7% Debt 0.3% Equity

Colorado Green Holdings LLC (EWG) - 1125 NW Couch St, Suite 700, Portland, Oregon 97209	Colorado Wind Ventures LLC	162.0 MW wind generation project	$97.8 million	$.1 million	60% Debt 40% Equity

PPM Alta Mesa LLC (EWG) - 1125 NW Couch St, Suite 700, Portland, Oregon 97209 Ivanhoe Wind Energy LLC (EWG) - 1125 NW Couch St, Suite 700, Portland, Oregon 97209	PPM Energy Inc PPM	40 MW wind generation project 150 MW	N/A N/A	N/A N/A	N/A N/A

Ivanhoe Wind Energy LLC (EWG) 1125 NW couch St, Suite 700, Portland, Oregon 97209	PPM Energy Inc	150 MW wind generation	N/A	N/A	N/A

Mountain View Green LLC (EWG) - 1125 NW Couch St, Suite 700, Portland, Oregon 97209	PPM Energy Inc	N/A	N/A	N/A	N/A

*	Retained earnings have been calculated under UK GAAP as at the balance sheet date 31 March 2003

**	The company debt/equity ratios have been calculated on the basis of excluding any short term bank and other deposits held.

Part I (b)

As of March 31, 2004, the aggregate capital invested directly or indirectly by ScottishPower plc in SPUK Holdings, SPUK or SP Manweb is set forth below. ScottishPower plc does not have aggregate capital invested in the EWGs.

Name of Company	Common stock investment	Loans £ - $	Guarantees £ - $
Scottish Power UK Holdings Limited (FUCO)	£596 million $1,095 million	N/A	N/A

Scottish Power UK plc (FUCO) Scotland	£592 million $1,088 million	£1,014.75* million $1,865.11* million	N/A

SP Manweb plc England and Wales (FUCO)	£554 million $1,018 million	N/A	£50 million $91.9 million

*	Direct loans from Scottish Power plc to Scottish Power UK plc and ScottishPower NA 1 Ltd, ScottishPower NA2 Ltd to Scottish Power UK plc

As of March 31, 2004, there was no debt or other financial obligations of an affiliate EWG, SPUK Holdings, SPUK or SP Manweb for which there is recourse, directly or indirectly to Scottish Power plc or another system company (other than an EWG or FUCO).

During the reporting period there were no transfers of assets from any system company (other that an EWG or FUCO) to an affiliate EWG, SPUK Holdings, SPUK or SP Manweb.

Part 1(c)

The ratio of debt to common equity for the affiliate EWGs, SPUK Holdings, SPUK and SP Manweb is set forth below.

Name of Company	DEBT	Equity	Ratio of debt to equity	Retained Earnings

ScottishPower UK Holdings Limited	£0 million $0 million*	£786 million $1,445 million*	n/a	£190 million $349 million**

Scottish Power UK plc	£2,743 million $5,042 million*	£1,012 million $1,860 million*	2.71	£14 million $26 million**

SP Manweb plc	£50 million $92 million*	£711 million $1,307 million*	0.07	£648 million $1,191 million**

Flying Cloud Power Partners, LLC	$46.1 million	$.8 million	98% Debt 2% Equity	$.8 million

Klamath Energy LLC	$51.8 million	($1.0 million)	102% Debt (2%) Equity	$.1 million

Klondike Wind Power LLC	$17.5 million	$.6 million	97% Debt 3% Equity	$.5 million

Moraine Wind LLC	$54.2 million	$1.1 million	98% Debt 2% Equity	$1.1 million

Phoenix Wind Power LLC	$1.8 million	$.2 million	92% debt 8% Equity	($.4 million)

Mountain View Power Partners III LLC	$32.7 million	$.1 million	99.7% Debt 0.3% Equity	$.1 million

Colorado Green Holdings LLC	$117.0 million	$78.5 million	60% Debt 40% Equity	$.1 million

PPM Alta Mesa LLC	N/A	N/A	N/A	N/A

Ivanhoe Wind Energy LLC	N/A	N/A	N/A	N/A

Mountain View Green LLC	N/A	N/A	N/A	N/A

*	As at 31 March 2003 under UK GAAP (to be updated by amendment upon receipt of 2004 UK GAAP data).

**	Retained earnings have been calculated under UK GAAP as at the balance sheet date 31 March 2003 (to be updated by amendment upon receipt of 2004 UK GAAP data).

Key terms: FUCO means Foreign Utility Company - EWG means Exempt Wholesale Generator

Part I (d) As of the end of the reporting period there was one service contract between Scottish Power UK plc and PacifiCorp. See Attachment 1 to Form U-33-S, SEC File No. 73-00092 (filed July 30, 2004).

Part II Organization chart showing relationship of each EWG and FUCO to other system companies.

FUCOs

ScottishPower plc

Scottish Power UK Holdings Limited

Scottish Power UK plc

ScottishPower Investments Limited

SP Manweb plc

EWGs

ScottishPower plc

ScottishPower NA 1 Ltd

ScottishPower NA 2 Ltd

PacifiCorp Holdings Inc

PPM Energy, Inc.

Flying Cloud Power Partners, LLC

Klamath Energy LLC

Klondike Wind Power LLC

Moraine Wind LLC

Phoenix Wind Power LLC

Mountain View Power Partners III

Colorado Green Holdings LLC

PPM Alta Mesa LLC

Ivanhoe Wind Energy LLC

Mountain View Green LLC

Part III State aggregate investment in EWGs and FUCOS, respectively. Also state ratio of aggregate investment to the aggregate capital investment of the Scottish Power plc in PacifiCorp. ScottishPower’s consolidated retained earnings calculated in accordance with US GAAP as of March 31, 2004 were $3,860 million.

Investment in EWGs (USD $ 303.7 million)

Investment in FUCOS (USD $2,106 million)

Aggregate Investment in EWGs and FUCOs - USD $ 2409.7 million

Aggregate Capital Investment in PacifiCorp - USD $ 3,035 million

$ 2,409.7 million

——————— = Ratio 79.4%

$ 3,035 million

ITEM 10	FINANCIAL STATEMENTS AND EXHIBITS.

Exhibit A    Financial Statements incorporated herein by reference are as follows:

The financial statements of Scottish Power plc, Scottish Power UK Holdings Limited, ScottishPower NA 1 Limited, ScottishPower NA 2 Limited, PacifiCorp Holdings Inc., PacifiCorp Int’l Group Holdings Company, and, PPM Energy, Inc. and their subsidiaries, listed under ITEM 8 of their combined Annual Report on Form 20-F for the year ended March 31, 2004. See also PacifiCorp Form 10-K, SEC File No. 001-05152 (filed May 26, 2004) and Scottish Power plc Form 20-F, SEC File No. 001-14676 (filed June 25, 2004).

Exhibit B

Articles of organization and bylaws for each subsidiary. (Filed on Form SE)

Exhibit C

See Exhibit C of Form U5S filed 7/31/2001 File No. 001-14676

Exhibit D

D-1	Tax Allocation Agreement
D-2	Summary of Indebtedness and Tax Worksheets (to be filed by amendment upon finalization of PHI federal income tax returns).

Exhibit E

None

Exhibit F

Financial Statements – See also Form 20-F, SEC File No. 001-14676 (filed June 25, 2004).

Exhibit G

Organization chart as at March 31, 2004

Exhibit H

Separate Financials for EWGs and FUCOs

See also Form 20F, SEC File No. 001-14676 (filed June 25, 2004).

SIGNATURE

Each undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of each undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

ScottishPower plc

By	/s/ David T. Nish
David T. Nish
Finance Director

Attest:

/s/ Donald McPherson
Donald McPherson
Assistant Secretary

Verification

The undersigned, being duly sworn, deposes and says that he has duly executed the attached annual report dated August 2, 2004, for and on behalf of ScottishPower; that he is the Finance Director of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ David T. Nish
David T. Nish

Subscribed and sworn to before me this 2nd day of August, 2004

/s/ Donald McPherson
My commission expires: - N/A